PROSPECTUS (the “Prospectus”)

$25,000,000

Legado Acquisitions, LLC

9123 Strada Place #7316 Naples, Florida 34108

$25,000,000 First Mortgage Bonds, 2015 Series

Dated August 15, 2015

$25,000,000 Simple Interest Bonds

The First Mortgage Bonds 2015 Series (“the Bonds”), dated August 15, 2015 are being offered in a public offering (the “Offering”) for the terms and at the rates stated below. Bonds will be sold for such period as authorized by any state or jurisdiction where such registration is qualified and/or exempt. Interest will begin to accrue on the Bonds starting August 15th, 2015 (the “Authentication Date”). Payment of the interest and principal of the Bonds is the sole responsibility of the Legado Acquisitions LLC. (The “Issuer”), a Florida corporation. Interest is paid by check or accrued semi-annually on August 12 and February 12 of each year beginning February 12, 2016.

Bank of America will serve as Trustee, Paying Agent, Disbursement Agent, and Registrar/Transfer Agent for the Bonds. The mailing address for Bank of America is Bank of America, Corporate Office and Headquarters, 100 N. Tryon Street, Charlotte, NC 28255.

Bonds are issued in denominations of $1,000 or any integral multiple in excess thereof and offered at a price of par (100% of the principal amount) plus accrued interest from the later of the Authentication Date, or the last semi-annual payment date to the settlement date, and are registered in book-entry only form with the Depository Trust Company (“DTCC”) (without delivery of a separate negotiable certificate). The minimum order for an individual investor is $1,000.

MATURITY SCHEDULE AND INTEREST RATES “S” = Simple Interest Bonds

Maturity Feb. 12, 2016	Amount $ 166,667	S	Rate 8.00%	Maturity Aug. 12, 2016	Amount $ 166,667	S	Rate 8.00%
Feb. 12, 2017	$ 166,667	S	8.00%	Aug. 12, 2017	$ 166,667	S	8.00%
Feb. 12, 2018	$ 166,667	S	8.00%	Aug. 12, 2018	$ 166,667	S	8.00%
Feb. 12, 2019	$ 166,667	S	8.00%	Aug. 12, 2019	$ 166,667	S	8.00%
Feb. 12, 2020	$5,000,000	S	8.00%	Aug. 12, 2020	$ 133,334	S	8.00%
Aug. 12, 2021	$ 32,000	S	8.00%	Feb. 12, 2021	$ 133,334	S	8.00%
Feb. 12, 2022	$ 33,000	S	8.00%	Aug. 12, 2022	$ 133,334	S	8.00%
Aug. 12, 2023	$ 45,000	S	8.00%	Feb. 12, 2023	$ 133,334	S	8.00%
Feb. 12, 2024	$ 46,000	S	8.00%	Aug. 12, 2024	$ 133,334	S	8.00%
Aug. 12, 2025	$ 5,000,000	S	8.00%	Feb. 12, 2026 – Feb. 12, 2036	$ 100,000	S	8.00%

The Issuer has the option to redeem the Bonds on any quarterly anniversary of the issue date (August 15, 2015), in whole or in part, without premium or penalty. The Issuer does not have the right to extend the terms of the Offering. For details on maturity dates and interest rates refer to maturity schedule.

Offering Price	Fiscal Advisory Fee	Estimated Expenses	Retail Commission	Net Proceeds to Issuer
$25,000,000	$1,250,000 (5.0%)	$35,000	$1,125,000 (4.5%)	$22,465,000
(1) Includes actual expenses and the Trustee Acceptance Fees to

(2) The commissions are estimates only and are the maximum amount that will be paid by the Issuer. The amount of commissions will be reduced proportionately by the amount of the Bonds sold to the Issuer’s friends and affiliates. The Issuer will pay a 1% commission fee on Bonds purchased by its friends and affiliates.

(3) Net proceeds to or for the benefit of the Issuer. This amount could be higher if Bonds are purchased by the Issuer’s friends and affiliates. See

PURPOSE OF ISSUE AND USE OF PROCEEDS and UNDERWRITING for a complete statement of all costs and use of proceeds.

NO MINIMUM SALES REQUIREMENT. On or about August 15, 2015 (the “Authentication Date”) Issuer intends to obtain loans from certain institutional lenders in the amount of $10,000,000 (the “Loan Proceeds’). With the Loan Proceeds, the Issuer will purchase $10,000,000 of the Bonds in a private sale and pledge such bonds (the “Pledged Bonds”) to the lenders as collateral for the loans. Thereafter, the Pledged Bonds are sold in a public offering. The funding of the loans is not a “sales” contingency, and there is no minimum escrow for “sales” of the Bonds. The loans will be closed and the proceeds from the loans will be deposited with Bank of America prior to the public sale of any Bonds; therefore, an investor’s investment will not be returned regardless of the amount of Bond sales.

This Prospectus contains essential information about the Issuer and the Bonds being offered. Investors are advised to read this Prospectus carefully prior to making any decision to purchase the Bonds.

THIS OFFERING AND THE PURCHASE OF BONDS IS SUBJECT TO CERTAIN RISKS.

(See RISK FACTORS, Page 7)

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THESE SECURITIES HAVE NOT BEEN APPROVED NOR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES AND EXCHANGE COMMISSION PASSED ON THE ACCURACY OF THE DISCLOSURES MADE HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUMMARY OF THE OFFERING

This summary is being provided for the convenience of potential investors. It must be read in conjunction with the more complete statements made in this Prospectus, including the risk factors and financial statements.

THE ISSUER

Legado Acquisitions, LLC is a limited liability corporation, which is, and at all times shall be, duly organized, validly existing and in good standing under and by virtue of the laws of the state of Florida. The Issuer has the full power and authority to own its properties and to transact the business in which it is presently engaged. The Issuer maintains a principal office at 9123 Strada Place #7316 Naples, Florida 34108. Unless the Issuer has designated otherwise in writing, the principal office is the office at which the Issuer keeps its books and records. The Issuer was incorporated, and operates exclusively for profit purposes in accordance with its Articles of Incorporation.

THE BONDS

On May 1, 2015 the Issuer approved a resolution authorizing the issuance of mortgage bonds through, in an amount not to exceed $25,000,000. The Bonds are designated as first mortgage bonds, 2015 Series dated August 15, 2015. The Bonds will be issued as fully registered Bonds in book-entry only form (without delivery of a separate negotiable certificate) (see BOOK-ENTRY ONLY REGISTRATION and BOOK-ENTRY ONLY SYSTEM (“DTCC”) as of August 15, 2015. Each Bond represents the right of the bondholder to be paid the face amount or principal balance plus accrued interest at the rate provided (see MATURITY SCHEDULE), and to participate in the collateral in the event of a default (see DESCRIPTION OF THE BONDS and SECURITY).

RISK FACTORS

An investment in bonds involves various risks. Prospective investors should carefully consider the matters discussed under RISK FACTORS prior to any investment in the Bonds. Such risks include, among others, the fact that (i) repayment of principal and interest of the Bonds is not assured and that the Issuer’s revenues are dependent on income from its current property the purchase of new properties; (ii) the payments to the Sinking Fund Account and the balloon payments (see SINKING FUND ACCOUNT and BALLOON PAYMENTS) are solely the obligation of the Issuer; (iii) the Issuer may be or become subject to liability claims; (iv) the Bonds are not tax-exempt and there is no formal credit rating on the Bonds; (v) there is no scheduled trading market for the Bonds, and if the bondholder desires to sell his/her Bond before maturity, the bondholder must find a buyer; (vi) the Issuer has the right to redeem the Bonds before maturity upon meeting certain conditions, including proper notice to all outstanding bondholders; (vii) this is a “best efforts” Offering, and all of the Bonds may not be sold in this Offering; (viii) this Offering is contingent upon the funding of a loan or loans from certain lender(s) (see LOAN CONTINGENCY); (ix) The Park facilities are, for the most part, special- purpose designed structures that are not easily adapted for other uses, and a limited market generally exists for the property; (x) there are certain risks associated with any investment collateralized by real estate; (xi) there is no direct or federal regulatory supervision of the Issuer; (xii) the Issuer may be liable for unknown or future environmental liabilities; (xiii) the tax status of the Issuer is subject to change; (xiv) market interest rates may increase, and Bonds of this issue must compete with other investment opportunities, including other Bank of America securities; (xv) any change in the tax laws could adversely affect the investor. Interest income is taxable as ordinary income under state and federal income tax law. Bondholders of simple interest Bonds are subject to paying taxes on income earned, but not yet received; (xvi) and the Issuer may obtain subordinate indebtedness that could affect the Issuer’s ability to make the sinking fund payments on the Bonds of this issue.

PROCEEDS OF THE OFFERING PROPOSED OFFERING EXPENSES

Loan Proceeds in the maximum amount of $25,000,000 from institutional lenders will be deposited with Bank of America. $25,000,000of the Bonds will be sold as initial sales to the public on a “best efforts” basis and will be deposited with Bank of America (the “Initial Bond Sale Proceeds”); the Loan Proceeds and the Initial Bond Sale Proceeds will be collectively referred to as (the “Proceeds of the Offering”). The Proceeds of the Offering will be used as follows:

(1) Bank of America will use the Loan Proceeds to provide the source of funds for the Issuer’s projects. The Issuer intends to (i) provide a reserve for sinking fund payments, (ii) refinance existing debt, (iii) provide funds for park improvements and purchases of new parks, (iv) provide funds for the reimbursement of professional costs, and (v) pay costs and fees related to the issuance of the Bonds, including escrow/title closing costs, etc. (see USE OF FUNDS). The proposed Offering expenses are as follows:

Fiscal Advisory Fee	$ 1,250,000
Acceptance Fee	$ 20,000
Retail Commissions	$ 1,125,000
Expenses	$ 35,000
Total: (97.2%)	$2,430,000

(2) The Issuer will use the Loan Proceeds to purchase of the Bonds in a private sale that will be issued in the name of the Issuer into its treasury, and will pledge the Bonds to the institutional lenders as collateral for the loans (the “Pledged Bonds”). Thereafter, the Pledged Bonds will be sold in a public offering on a “best efforts” basis. The proceeds from the public sale of the Pledged Bonds will be used to repay the lenders’ loans (see LOAN CONTINGENCY).

Legado Acquisitions, LLC., will offer the Bonds to the public on a “best efforts” basis, and reserves the right to allow other qualified broker-dealers who are members in good standing of the National Association of Securities Dealers, Inc. (the “FINRA”) to offer the Bonds for sale in those states where the Bonds may be sold, and where the broker-dealer is licensed. The Bonds will be offered, subject to availability, only in those states where such offerings are permitted.

The Offering is made only by delivery of this Prospectus to investors prior to their investment (see PLAN OF DISTRIBUTION).

DEBT SERVICE

In order to facilitate the payment of principal and interest on the Bonds, the Issuer covenants and agrees that, so long as any Bonds issued under the Indenture or a supplemental indenture are outstanding, it will make payments to pay the principal and interest as it becomes due and payable on the Bonds. The sinking fund payments are calculated based on a limited graduated payment schedule with lump sum payments due on or before February 12, 2020 (30 days prior to maturity of the respective Bonds at five years) and on or before February 12, 2025 (30 days prior to maturity of the respective Bonds at ten years) (see SINKING FUND ACCOUNT AND BALLOON PAYMENTS). There is no assurance the Issuer will receive sufficient funds to meet its debt service obligations (see ANALYSIS OF DEBT SERVICE).

TRUSTEE, PAYING AGENT, REGISTRAR AND DISBURSEMENT AGENT

Bank of America will serve as trustee for the bondholders pursuant to the Trust Indenture dated August 15, 2015 (see TRUSTEE FOR BONDHOLDERS). Bank of America will also serve as Paying Agent, Disbursement Agent, and Registrar/Transfer Agent for the Bonds.

As Paying Agent, Bank of America will distribute the funds due in principal and interest to the owner of record on the semi-annual payment dates from the funds made available to it by the Issuer (see PAYMENT OF PRINCIPAL AND INTEREST). The owner of record will be the Depository Trust Company (“DTCC”) when the bonds have been purchased through a brokerage account (see BOOK ENTRY ONLY SYSTEM DEPOSITORY TRUST COMPANY “DTCC” and PURCHASE OF BONDS-THROUGH A BROKERAGE FIRM-DTCC PARTICIPANT). As Registrar, Bank of America will register the Bonds and will maintain a permanent Bond register; however, in the case of ownership through a brokerage account the Registrar’s records will identify Depository Trust Company as owner of record. The individual record of ownership of the names, addresses, and social security numbers of the bondholders is maintained by the Fiscal Advisor’s clearing firm (see TRANSACTIONS BETWEEN INTERESTED PARTIES).

As Registrar, Bank of America will also cancel and reissue bonds that are transferred by the original owners. As Disbursement Agent, Bank of America will hold funds received from proceeds of lenders’ loans and disburse the funds for the uses and purposes of this Offering (see USE OF FUNDS). All proceeds (loan proceeds and/or bond sales proceeds, escrow proceeds, sinking fund proceeds, etc.) will be deposited in a designated interest bearing account established through the depository bank (a national bank located within the United States) and will verify and record all proceeds. The depository bank is not affiliated with the Issuer, broker-dealer or advisor. For its services, the depository bank will receive only its customary bank charges. Bank of America, or its designated office of any paying agent, will also prepare and mail IRS 1099 forms to each owner of record and to the Internal Revenue Service (IRS) reporting the interest paid or earned on registered Bonds. In the case of Bonds purchased through a brokerage account, the owner of record is Depository Trust Company. In this instance, the purchaser will be sent the IRS 1099 form by the Fiscal Advisor’s clearing firm (see TRANSACTIONS BETWEEN INTERESTED PARTIES).

The foregoing summary is qualified in its entirety by the more complete statements that follow in this Prospectus.

LOAN CONTINGENCY

This Offering is not contingent upon the funding of a loan or loans (the “Loans”) in the aggregate amount of $10,000,000 on or about August 15, 2015 (the “Authentication Date”). The Loans will be closed and the proceeds from the Loans placed in escrow prior to the sale of any Bonds. The proceeds of the Loans will be used by the Issuer to purchase certain Bonds in a private sale. Such Bonds will be issued in the name of the Issuer into its treasury and pledged to the lenders to secure each respective loan, and the proceeds will be disbursed by for the uses and purposes set forth in this offering (see PURPOSE OF ISSUE AND USE OF PROCEEDS). Upon funding of the Loans, the Bond sales will commence and proceeds from such Bond sales will be used to repay the Loans.

Loan Requirement.

The Fiscal Advisor (Broker), on behalf of the Issuer (Borrower), will make arrangements with certain institutional lenders for Loans in the aggregate amount $10, 000,000 of (the “Loan Requirement” and/or the “Loan Proceeds”). The Loans will be scheduled to close on or about the Authentication Date (August 15, 2015). The Issuer will pledge its Bonds as collateral for the Loans. The Bonds pledged as collateral (the “Pledged Bonds”) will be registered in book-entry only form in the name of the Issuer for the benefit of each respective lender, and then sold in a public offering by the Broker on a best efforts basis. In further consideration of the lenders making such Loans, the lenders will be secured by a co-first joint mortgage, deed of trust or other security instrument on certain real property of the Issuer (see SECURITY) upon funding of the Loans in the amount of (the “Deed of Trust”).

The lien of the Deed of Trust for the Bonds will equally and ratably secure the Bonds and the lenders. Bank of America, Issuer and lenders will execute an Agreement Between Lienholders that will allow the Deed of Trust or other security documents (the “Security Documents”), executed by the Issuer in connection with the issuance of the Bonds, to equally secure both Bank of America and the lenders in equal parity until such time that the lenders’ Loans are paid in full. Upon full satisfaction and payment of the lenders’ Loans secured by the Deed of Trust, the lenders’ interest in the Deed of Trust and Security Documents will be released.

The lenders reserve the right, at lenders’ discretion, to make future advances, renewals, extensions, modifications or consolidation of the notes or other indebtedness (the “Additional Advances”) as the Loans are paid down. Such Additional Advances will be funded in accordance with the terms of the lenders’ loan documents to protect the lien of the Deed of Trust, and the performance of the covenants and agreements of the Issuer as contained in the lenders’ loan documents or the Deed of Trust.

Issuer reserves the right to obtain future loans from additional lenders and/or an “institution to be named.” Such additional loans will be funded in accordance with the terms of the lenders’ loan documents to protect the lien of the Deed of Trust, and the performance of the covenants and agreements of the Issuer as contained in the lenders’ loan documents or the Deed of Trust. The Issuer also reserves the right to sell and apply the proceeds of this sale to the Issuer’s lump sum payment due February 12, 2020.

Terms of Loans.

The Loans will have NO COSTS OR POINTS CHARGED TO THE BORROWER. The interest rates will not exceed the average rate of the Bonds. Payments of interest and principal will be made on each lenders’ note from proceeds received from the public sale of the Pledged Bonds as such sales occur as well as revenues received from the current property as well as future properties purchased by Issuer, and upon the semi-annual interest payment dates as set forth in the loan agreements. The notes will mature approximately one year from the date of this Offering. If all the Pledged Bonds are not sold and the Loans are not repaid prior to maturity, the Issuer may satisfy such indebtedness by: (1) obtaining an extension on the respective Loan from the respective lenders until such time that the remaining Pledged Bonds are sold, (2) finding a substitute lender, or (3) securing an institutional investor to purchase the remaining Pledged Bonds. If the Issuer is not successful in securing one of these options, the lenders may declare their Loans in default and pursue the remedies described below.

The Loans will be non-recourse and the Issuer will be exculpated from personal liability, that is--the Issuer will have no personal liability for repayment of the Loans except for limited circumstances such as fraud and intentional misconduct. Under the terms of the Security Documents, in the event of a default on a Loan secured by the Deed of Trust, the lender will have the rights and remedies provided a secured creditor in the Uniform Commercial Code, and may (i) hold the outstanding Pledged Bonds that have not been sold in satisfaction of the debt and will be treated as having purchased the Bonds and become a bondholder, or (ii) sell any or all of the Pledged Bonds at public or private sale under the terms of the loan agreements. A default under the Bonds will also constitute an event of default under the lenders’ Loans. In the event that the proceeds from the disposition of the Pledged Bonds by a lender is less than the outstanding balance of the respective loan, the Issuer will have no responsibility for a deficiency (except as set forth in the next sentence). In the event of fraud, willful misconduct by Borrower, its trustees, its members, its principals, its affiliates, its agents or its employees in connection with such Loans, the limitation on recourse set forth in the Security Documents will be null and void and completely inapplicable, and the obligations will be with full recourse to Borrower. Note: Each lenders’ rights upon default under its Loan to proceed against the pledged properties is separate and independent of the Bond Trustee’s rights in the event that the Issuer defaults under the Bonds.

Funding of the Loans.

Upon closing of the Loans, the borrowed funds will be wire transferred directly to Bank of America, the independent Bond Trustee. Bank of America acts under the terms of a Disbursement Agreement provided for in the Trust Indenture established by and between the Issuer and Bank of America. Bank of America acts as both the Bond Trustee and Disbursement Agent. Bank of America will use the proceeds from the Loans to provide the source of funds for the Issuer’s project (see PURPOSE OF ISSUE AND USE OF PROCEEDS).

(Note: The funding of the Loans is not a “sales” contingency, such that retail investments would be returned to investors if a certain minimum sales amount were not met. There is no minimum escrow for “sales” of the Bonds. The Loans will be closed and the proceeds from the Loans deposited with the Disbursement Agent prior to the sale of any Bonds; therefore, an investor’s investment will not be returned regardless of the amount of Bond sales. If the Loans are not closed or loan proceeds are not disbursed by the lenders, there will be no public Bond Sales until such time the terms of this Offering are amended.)

Offering of Pledged Bonds.

The Pledged Bonds will be offered at a price of par plus accrued interest from the Authentication Date to the settlement date, and subject to availability on a best efforts basis. The Pledged Bonds will be sold free and clear of any security interest of lenders, since the proceeds will be used to repay the Loans. The Pledged Bonds, registered in the name of the Issuer, will be offered to the Borrower’s friends and affiliates and to the general public, on a best efforts basis only, and only in the states where such offerings are permitted by applicable law. The proceeds from the sale of the Pledged Bonds will be used to repay each respective Loan. Pledged Bonds sold to investors are handled through a brokerage account with a broker dealer participating with Depository Trust Company (see BOOK-ENTRY ONLY SYSTEM DEPOSITORY TRUST COMPANY “DTCC”). Each lender has a collateral account, whereby the funds are wired to the lender for repayment of its loan by noon of the day following the settlement date. The exception to this occurs when a participating broker dealer does not participate with DTCC and sales are not made to investors through a brokerage account. Under this exception, money (checks made payable to the lender for the benefit of the Issuer) received from the sale of a Pledged Bond is mailed directly to Bank of America., and then the firm will promptly forward such payment (by overnight mail) to the respective lender for pay down of such lender’s loan. The Registrar/Transfer Agent will re-register the Pledged Bonds in the name of the respective purchasers if the Bond is not purchased through a brokerage account.

No Merger of Estate or Title.

Even though a portion or all of the Bonds may be registered and owned by the Issuer in its treasury, it is the express intention of the Issuer and Bank of America that the Bonds will not be regarded as canceled and no merger of estate or title will occur concerning the Issuer’s ownership in the property securing the Bonds and Bank of America’ s or lenders’ title/lien in the Issuer’s property as created by the Deed of Trust, Trust Indenture or other security documents (“Security Documents”) executed by the Issuer in connection with the issuance of the Bonds. The Security Documents will not merge the Issuer’s interest in the property and will at all times remain separate and distinct from Bank of America’ s or lenders’ lien on the property created by the Security Documents that will remain a valid and continuous lien on the property.

Bonds Solitarily Secured.

As soon as sufficient Bonds are sold to pay off the lenders’ Loans in full, the liens of the lenders’ Loans secured by the Deed of Trust will be released and the Bonds of this issue will be solitarily secured by a first mortgage lien on the Pledged Properties.

Indemnity.

Issuer will indemnify the lenders, Broker and Bank of America and hold harmless against any loss, liability or expense incurred by them arising out of, or in connection with, the acceptance or administration of the duties imposed by them in consideration of such Loans, or from any action or any failure to act as authorized or within the discretion or rights or powers conferred to them, as well as the costs and expenses of defending against any claim, suit, action or proceeding in which any such loss, liability or expense may be asserted against them. Such indemnification does not extend to them, and they shall not be held harmless with respect to, such loss, liability or expenses incurred by them or suffered as a result of, or arising out of, their negligence, negligent action, failure to act or willful misconduct.

SECURITY

The Loans are secured by a joint deed of trust (Deed of Trust) lien dated on or about August 15, 2015 lien on real property

(land, buildings and improvements located at specific parks.

SUMMARY OF PLEDGED PROPERTIES

(See DESCRIPTION OF PROPERTY SECURING THE LOANS)

The pledged property (hereinafter jointly referred to as the “Pledged Properties”) consists of the following:

Property: Triangle Mobile Home Park 993 Michigan Ave. E. Battle Creek MI 49014 and any additional parks as they are acquired with use of proceeds.

RISK FACTORS

Potential investors should give consideration to the following facts concerning the risks involved in the Bonds of this Offering.

A. No Assurance of Sufficient Voluntary Contributions and Net Assets. The payment of principal and interest on the Bonds is solely the obligation of the Issuer. The Issuer’s income is primarily dependent upon Rents to meet expenses of operations and for payment of principal and interest on the Bonds and other indebtedness. Income of the Issuer may fluctuate from year to year and may be affected by events affecting local economy and the reputation of the Issuer. At the present time, the Issuer does not have any substantial contributions from one or a few renters for which the Issuer believes such contributions will discontinue in future years. There is no assurance the Issuer will receive sufficient voluntary rents to meet its obligations. There is also no assurance that rents will increase or remain stable or that per capita rents will increase or remain stable. There can be no assurance that revenues will be sufficient to meet these obligations (see FINANCIAL STATEMENTS). Failure to achieve the amount of expected rents could adversely affect the Issuer’s ability to repay the Bonds.

B. No Assurance that Pledged Properties Could be sold for Appraised Value. The estimated value of the security for the Bonds is based on an appraisal of the Issuer’s land and buildings and proposed improvements located 993 Michigan Ave, E. Battle Creek, MI 49014 (the “Triangle”) (collectively the “Pledged Properties”) (see VALUATION OF ISSUER’S SITE). Facilities are, for the most part, special-purpose designed structures that are not easily adapted for other uses, and a limited market generally exists for the property. In the event of default on any real property, there is no assurance that a purchaser would pay a price equal to its stated or appraised value. The number of entities that would be interested in purchasing or leasing the facilities for other purposes are limited and the ability to lease or sell the facilities to a third party are limited.

There is no assurance the property could be sold for its assigned value. In addition, all real property investments are subject to some degree of risk that in some cases varies according to the size of the investment as a percentage of value of the real property. Such risks include possible adverse use of adjoining land, fire or other casualty, condemnation, increased taxes, changes in demand for such facilities, decline in the neighborhood and in general economic conditions, and changing government regulations. Furthermore, title insurance policies may not insure against the rights of parties in possession, mechanic’s liens, deficiency in quality of land, boundary line disputes, roadways, unrecorded servitudes or easements, any matters not of record, including lack of access, that would be disclosed by an accurate survey and inspection of the property, taxes and easements or other uses of the subject properties not visible from the surface. Title policies may also contain other exceptions that may adversely affect the use of the property for its intended purpose. In the event of default, there is no assurance that the property could be sold for its appraised value, since the appraised value of the properties is based on its value as a special purpose property, having a limited market due to its being, for the most part, single purpose (mobile home park), to pay the indebtedness. Furthermore, if the Issuer fails to complete the proposed acquisitions, the value of the property may be diminished and the reduced value of the property could diminish the Issuer’s ability to repay the Bonds. The appraisal is subject to the assumptions, limiting conditions, and certifications, and no conclusion of value of the property can be made without reference to the appraisal document in its entirety.

C. Issuer Not Supervised or Regulated. The Issuer is not currently directly supervised or regulated by any federal or state authority or regulatory agency. In addition, neither the Issuer nor the Bonds are insured or guaranteed by any federal or state authority or regulatory agency.

D. Loss of Key Personnel Could Adversely Affect the Issuer. Key Personnel (owners and/or other influential persons of the Issuer) play an important role in the management and leadership of the Issuer. They are a contributing factor to the growth and stability of the Issuer’s Renter base. In the event of resignation or death of Key Personnel, the Issuer’s Rent base and rents may be adversely affected that in turn could impair the Issuer’s ability to service its debt obligations on the Bonds (see KEY MAN INSURANCE).

E. Possible Worker’s Compensation Liability. The Issuer currently has 1 full-time employee, 2 part-time employees, and

1 contract employees on the Issuer’s payroll (see REMUNERATION). The Issuer provides workers’ compensation benefits for its full-time employees, but not for its part-time employees, or contract employees. If an injury occurs there is a possibility that legal action can be taken against the Issuer that may result in additional expenses being incurred by the Issuer. If there is an increase in expenses, this could have a material adverse effect on the financial position and operation of the Issuer and could affect the Issuer’s ability to make sinking fund payments on the Bonds.

F. Other Potential Claims and Liabilities. The Issuer may be or become subject to liability claims. Though the Issuer is insured against these types of claims, there is no assurance that a claim or litigation would not have a material adverse effect upon the financial condition of the Issuer. If the Issuer were to incur any financial obligation or liability, this could affect the ability of the Issuer to make the sinking fund payments on the Bonds.

G. Rents. The Issuer is currently conducting a Rents campaign and plans to use the increase from its rents Campaign toward the costs of improving the property (see Rents CAMPAIGN).

H. Debt Payments/Balloon Payments. In order to facilitate the payment of principal and interest on the Bonds, the Issuer covenants and agrees that, so long as any Bonds issued under the Indenture or a supplemental indenture are outstanding, it will make payments to pay the principal and interest as it becomes due and payable on the Bonds. The sinking fund payments are calculated based on a limited graduated payment schedule with lump sum payments due on or before February 12, 2020 (30 days prior to maturity of the respective Bonds at five years) and on or before February 12, 2025 (30 days prior to maturity of the respective Bonds at Ten years) (see SINKING FUND ACCOUNT and ANALYSIS OF DEBT SERVICE). There is no assurance the Issuer will receive sufficient funds to meet its debt service obligations.

I. Further Encumbrances and/or Additional Indebtedness. The Indenture permits the Issuer, subject to certain limitations, to make the sale of additional series of bonds (supplemental bond issues) at some future date, provided that the proceeds from such subsequent bonds issued are used to (A) make further improvements on the property conveyed in the Indenture, (B) retire Bonds of the original series secured hereby, or any other series of equal standing and priority (at maturity or at earlier redemption), (C) to pay off other outstanding indebtedness of the Issuer, and/or (D) to acquire additional property. Such additional bonds may be of equal standing and priority (ratably and equally secured) with the original series of this Offering secured hereby, or may be issued as additional subordinate indebtedness (including unsecured indebtedness) not of equal standing and priority under the terms and limitations of the provisions in the Indenture, and any future supplemental or subsequent trust indenture. The Issuer may further encumber itself with subordinate indebtedness. The Issuer will not pledge any of its assets if doing so would give Bank of America and/or lenders less security. Any subordinate indebtedness could affect the Issuer’s ability to make the sinking fund payments on the Bonds of this issue (see AUTHORIZATION OF ADDITIONAL INDEBTEDNESS).

J. Refinance of Prior Liens and Loans. The Issuer intends to refinance existing debt in order to consolidate its debt requirements and to perfect a first lien position for the Loans. The Loans will constitute a lien on the Pledged Properties of the Issuer, and will be secured by a mortgage Deed of Trust in a joint first lien position on the Issuer’s Pledged Properties. The Deed of Trust lien for the Loans will be subordinate in all matters to the prior liens and loans (the “Prior Liens/Loans”) currently of record (see PRIOR BORROWING EXPERIENCE) on the Issuer’s Pledged Properties (see SECURITY). The Prior Liens/Loans will be paid off with Loan Proceeds deposited with Bank of America. Any foreclosure of the Prior Liens/Loans could affect the Deed of Trust lien, the security for the Loans. If the Issuer defaults on the Prior Liens/Loans, the holders may institute foreclosure or other actions to the Prior Liens/Loans. These actions may severely impair or extinguish the Security for the Loans, possibly resulting in the loss by the lienholders of part or all of their investment. The Bonds will remain subordinate until such time that sufficient loan proceeds are deposited with Bank of America (see LOAN CONTINGENCY) to pay off the Prior Liens/Loans. Upon full payment and satisfaction of the Prior Liens/Loans, such liens will be released resulting in a first mortgage lien, as security for the Loans and lenders as co-first beneficiaries, on the Issuer’s Pledged Properties (see SECURITY). If the Issuer defaults on the lenders’ Loans, the lenders may institute foreclosure or other actions that will also constitute an event of default under the Loans. If the Issuer defaults on the Loans, Bank of America may institute foreclosure or other actions that will also constitute an event of default under the lenders’ loans.

K. Inability to Satisfy Prior Liens and Loans. If the Loan Requirement (see LOAN CONTINGENCY) is not met, and adequate proceeds are not deposited in escrow with Bank of America to pay off the Prior Liens/Loans in full, the Issuer will be obligated to continue payments on the Prior Liens/Loans until paid in full. These payments could adversely affect the Issuer’s ability to make the sinking fund payments on the Bonds (see SINKING FUND ACCOUNT).

L. Estimated Pay Off of Prior Liens and Loans. The funds needed to refinance the Prior Liens/Loans (see USE OF FUNDS) may vary from the estimate provided based on the amount of accrued interest needed to the date of pay off. Additionally, the estimated pay off amount assumes the Issuer will be current on its payments for the Prior Liens/Loans through the payoff date and that funds will be applied to the pay off. If actual costs of refinancing are higher than the estimates provided, the Issuer will need to provide additional funds to complete the refinancing. There is no assurance additional funds will be available, if needed.

M. Best Efforts Offering. The Fiscal Advisor will market the Pledged Bonds in a public offering on a “best efforts” basis. As the Pledged Bonds are sold to the general public, the proceeds from the Bond sales will be used to repay the Loans from the institutional lenders. There is no assurance that the Fiscal Advisor can successfully market the Pledged Bonds. If all the Pledged Bonds are not sold, the lenders will have the rights and remedies provided a secured creditor in the Uniform Commercial

Code (see LOAN CONTINGENCY). This could have a material adverse effect on the security for the Bonds.

There is no assurance that the Fiscal Advisor can successfully market the Bonds. The Issuer (friends and affiliates) will have the first opportunity to purchase Bonds through the Fiscal Advisor (certain maturities may not be available if the Fiscal Advisor, acting under the authorization of the Issuer, has offered specific maturities through other broker-dealers and/or institutional buyers) (see PLAN OF DISTRIBUTION). If all the Bonds are not sold and the Issuer is not able to obtain sufficient funds to complete the project (see PURPOSE OF ISSUE AND USE OF PROCEEDS), this could have a material adverse effect on the security for the Bonds.

N. Deposit of Loan Proceeds. Proceeds from the lenders’ Loans (see LOAN CONTINGENCY) will be deposited with Bank of America in a designated interest bearing account on or about the Authentication Date. The lenders’ Loans will be closed and the proceeds from the Loans will be deposited with Bank of America. Failure to fund the Loans poses no risk to the public because funding the loan is not a condition to offering the Bonds to the public. The Loan Contingency is satisfied when the institutional lenders fund a loan to the Issuer and deposit Loan Proceeds with Bank of America. Bank of America has no responsibilities with respect to the proceeds from the public sale of the Pledged Bonds. Such proceeds from the public sale of the Pledged Bonds are used to repay the Loans from the institutional lenders; therefore, an investor’s investment will not be returned regardless of the amount of Bonds that are sold to the public. There is no guarantee that all the Pledged Bonds will be sold (see PLAN OF DISTRIBUTION).

O. Transferability of the Bonds and No Rating or Public Market Expected. The Bonds must compete with other investment opportunities that may have more or less risk by comparison and yield higher or lower interest rates. There is no formal credit rating on the Bonds, and no application will be made for any credit rating on the Bonds by any nationally recognized statistical rating organization.

The principal amounts, interest rates and other provisions of the Bonds are arbitrarily determined. There is presently no established trading market for the resale of the Bonds and there is no assurance that a market will develop, or if a market develops, that it will be maintained for the repurchase and resale of the Bonds, and neither the Issuer nor the broker-dealer is obligated to repurchase the Bonds. Investors may not be able to sell any Bonds purchased should they need to do so for emergency purposes or otherwise (see RESALE OF BONDS). The transferability of the Bonds is not subject to any restrictions or limitations; however, the investor must find a buyer if the Bond(s) is/are to be resold before maturity or contact to assist in the resale of the Bond(s). A discount may be necessary if sold in a private sale. No guarantee is made that the Bond(s) could be resold. The price of the Bonds traded in a secondary market is subject to adjustment upward or downward in response to changes in credit markets and prevailing circumstances. Such prices could be substantially different from the original purchase price. The purchase of these Bonds should be considered as an investment to be held to maturity.

P. Risk and Yield. Bonds of this issue will be offered to the general public, and therefore, must compete with other investment opportunities, including other Bank of America securities and securities of other religious or nonprofit institutions. The risk and yield may be more or less. Furthermore, an increase in market interest rates may lead prospective investors to demand a higher annual yield that would adversely affect the market value of the Bonds.

Q. Issuer’s Right of Redemption before Maturity. The Issuer has the right, but is not under any obligation, to redeem the Bonds before maturity. If the Issuer exercises its right to redeem Bonds prior to maturity, it will be obligated to meet certain conditions under the Indenture, including proper notice to all outstanding bondholders. No interest will accrue or be payable from or after the payment date of the called Bonds (see DESCRIPTION OF THE BONDS and PREPAYMENT PRIVILEGE). Investors should only purchase Bonds if they intend to hold the Bonds to maturity.

R. Bonds Not Tax-Exempt. The Bonds are not tax-exempt securities, do not provide tax benefits to investors, and INTEREST INCOME IS TAXABLE AS ORDINARY INCOME under State and Federal income tax law. Bondholders will be furnished an Internal Revenue Service 1099 form each year for the amount of interest paid or earned on the Bonds (see STATE AND FEDERAL TAXES). Any change in the tax laws could adversely affect the investor. The investor should seek the counsel of his/her own tax consultant regarding interest earnings on the Bonds. Bondholders of compound interest Bonds are subject to paying taxes on income earned, but not yet received. If Bonds are held in a retirement account (IRA, etc.), then the tax laws applicable to the retirement account will apply.

S. Default or Liquidation. If default of the Issuer’s Bond obligation occurs (see EVENTS OF DEFAULT, NOTICE AND REMEDIES), there is no guarantee sufficient proceeds will be received from the liquidation of the security to satisfy the Bond indebtedness. Bank of America will have a lien prior to that of the bondholders against the trust estate for any fees associated with foreclosure.

T. Limitations of Remedies. If any event of default under the Indenture (see EVENTS OF DEFAULT, NOTICE AND REMEDIES) continues for a period of thirty (30) days, Bank of America may, and if the holders of twenty-five percent (25%) in the amount of the principal sum of the Bonds then outstanding in writing so request, Bank of America will, by notice to the Issuer, declare the principal of all Bonds then outstanding to be due and payable.

The ability of Bank of America to exercise, on behalf of the bondholders, its rights under the Indenture may be limited by bankruptcy, insolvency, reorganization or any other similar laws or equitable principals related to, or affecting, the enforcement of creditors’ rights generally. In addition, the realization of any rights upon default will depend upon the enforcement of various remedies specified in the Indenture. These remedies, in certain respects, will require judicial action that is often subject to discretion and delay. Under existing law, certain remedies specified in the Indenture may not be readily available, may be limited, or may be denied by a court. The right of Bank of America to foreclose upon and sell the assets of the Issuer mortgaged and pledged under the Indenture and Deed of Trust may be subject, among other debtor rights, to the debtors’ right of redemption under certain states’ laws. In addition, the security interest established under the Indenture may be subject to other claims and interest. Examples of such claims and interest include (i) statutory or mechanic’s liens, (ii) rights arising in favor of the United States or any agency thereof, (iii) constructive trusts, equitable liens or other rights impressed or conferred by any state or federal court in the exercise of its equitable jurisdiction, and (iv) federal bankruptcy laws affecting amounts earned by the borrower after institution of bankruptcy proceedings by or against the borrower. A court may decide not to order the specific performance of the covenants contained in the Indenture (see SECURITY).

U. Governance by North Carolina Law. Bank of America, in all of its capacities, resides in the State of North Carolina and, therefore, it and the funds and records held by it, in all of its capacities, are governed by and subject to the laws of the State of North Carolina (see DESCRIPTION OF THE BONDS, PAYMENT OF PRINCIPAL AND INTEREST, THE TRUST INDENTURE and Bank of America TRUSTEE FOR BONDHOLDERS).

V. Superior Lien. The Issuer has agreed to indemnify and save Bank of America harmless from and against any liabilities that it may incur in the exercise and performance of its powers and duties under the Indenture subject to Bank of America negligence, negligent action, failure to act, or willful misconduct. Furthermore, the Issuer is obligated, under the Indenture, to pay Bank of America reasonable compensation, and to reimburse it for all expenditures. For payment of compensation, reimbursement of expenses and indemnification, Bank of America will have a prior and superior lien to the bondholders (see Bank of America AS TRUSTEE FOR BONDHOLDERS).

W. Environmental Assessment was conducted. An environmental assessment, audit or evaluation of the Property was conducted on the existing property. According to the assessment report no asbestos- containing materials, hazardous materials, underground storage tanks were identified. An environmental assessment, audit or evaluation of the Issuer’s Property was conducted in March 2015. According to the assessment report no asbestos-containing materials, underground storage tanks, aboveground storage tanks or pipelines were identified. While no environmental concerns were noted, the assessment did, however, note the presence of nuisance trash on the property. The report made the following suggestions to remedy the problem: Nuisance trash identified at the property should be disposed of in accordance with all applicable federal, state, and local regulations.

The properties that will secure the Loans are subject to various federal, state and local laws and regulations designed to protect the environment from wastes and emissions of hazardous substances. If the Issuer discovers an adverse environmental condition, this could impair the Issuer’s ability to complete its project, and the potential costs associated with the discovery could be substantial. Such costs could adversely affect the financial position of the Issuer and the Issuer’s ability to service its debt obligations.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum products released on the property, and may be held liable to a government entity or to third parties for property damage and for investigation and clean-up costs incurred by the parties concerning the contamination. These laws typically impose clean- up responsibility and liability regardless of whether the owner knew of or caused the presence of the contaminants. The liability under these laws is interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of any substances may be substantial, and the presence of any substances, or the failure to properly remediate the property, may adversely affect the owner’s ability to sell or rent the property or to borrow using the property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damage and costs incurred in connection with the contamination. The owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

There is no insurance or protection for or against environmental damages to the property. No assurance can be given that the Pledged Properties are free of hazardous materials. If certain environmental waste or emission is located on the real property and/or the improvements, it may adversely affect the security for the Bonds. The Issuer does not have the expertise to provide an opinion on environmental matters.

X. Appraisal Limitations; Flood Zone. According to the Appraisal Report, the properties are not in a flood zone The Federal Emergency Management Agency (FEMA) flood map, defines the majority of the property as located in a Zone C area, an area of minimal flooding. However, the FEMA flood map also indicates that.” According to the Issuer, this area is a very small area and will be utilized as a greenbelt area free from any structures with no major impact on the development of the site. The Issuer does maintain flood insurance on its property; however; any loss or damage resulting from flooding may or may not be covered by the Issuer’s insurance. If the Issuer sustains a loss by reason of flood damage, the loss could have a material adverse effect on the value of the collateral, as well as the financial position and operation of the Issuer.

According to the Appraisal Report, the Issuer’s Property is not located in a flood zone. The National Flood Insurance Map, Community Panel Number 10-009-001-00, dated march 2015, identified the subject property as located in a Zone C area. According to the Appraisal Report, these areas are: “outside the 100 and 500 year floodplains.” Zone C areas, however, are areas that are subject to moderate or minimal hazard from the principal source of flood in the area. Flood insurance is available in participating communities, but insurance coverage is not required by Federal Regulations. Typical/standard hazard insurance will not protect against loss or damage resulting from flooding. If the Issuer sustains a loss by reason of flood damage, the loss will not be covered by insurance and could have a material adverse effect on the value of the collateral, as well as the financial position and operation of the Issuer.

Y. Seismic Activity. The Issuer did not make a determination as to whether or not the Pledged Properties are located in an earthquake special study zone. Earthquake insurance is not required under federal or state regulations. There is no assurance that the property will not sustain earthquake damage. If the Issuer sustains earthquake damage, this loss could have a material adverse effect on the value of the collateral, as well as the financial position and operation of the Issuer.

THE ISSUER’S HISTORY

Legado Acquisitions began as a company that acquired and renovated distressed properties from single family homes to mobile parks in 1999. Legado Acquisitions purchased its crown jewel Triangle Mobile Home Park in 2010. Legado manages 4 other parks and has an aggressive acquisition plan.

THE ISSUER

The Issuer Legado Acquisitions, LLC was incorporated under the laws Florida. The Issuer is organized exclusively for profit, and its principle business is the purchase and management of mobile home parks across the United States.

AFFILIATION

The Issuer is not affiliated with any other issuers and is solely responsible for its debts and the payment of the Bonds.

ISSUER’S STAFF

The principal members of the Issuer’s staff are:

Esteban Ramirez

Born 10/22/1966

1984-1989 CMU

1990-1996 First National Acceptance Company

1996-1999 Bayman Funding

1999-2007 Legacy Capital Trading Company 2007-present Self-employed in the management and acquisition of mobile home parks

Mr. Ramirez has been in the business of acquiring and renovating distressed properties from single family homes to mobile home parks since 1999. His focus since 2007 has been solely mobile home parks.

Issuer’s Management

In all financial matters, including transactions regarding the purchase and disposal of the Issuer’s property, the Board of Trustees shall execute all legal documentation as directed by the. There are currently 2 members of the Board of Trustees. Terms of service are for three years. Members of the Board of Trustees are elected by the Issuer and act only with the authorization of the Issuer.

No member of the Board of Trustees has, during the past five (5) years, been convicted in any criminal proceeding (other than for traffic violations and other minor offenses), or is the subject of any pending criminal proceeding, or was the subject of any order, judgment or decree of any court or administrative or regulatory body enjoining or prohibiting such person from any activity associated with the offer or sale of securities.

At a business meeting held on May 1. 2015, the Issuer approved a Resolution authorizing financing through the issuance of bonds with in an amount not to exceed $25,000,000.

Additional Benefits: The Issuer also provides Worker’s Compensation Insurance for its full-time employees (see RISK FACTORS)

KEY MAN INSURANCE

The Issuer will obtain a “Key Man” Insurance policy in the amount of One Million ($1,000,000) US Dollars issued by an “A” rated or higher life insurance company for Andrea Ramirez. This is a life insurance policy on the life of the President, and provides for compensation to the Issuer in the event of the loss of the President. In the event of the resignation or untimely death of the President, the Issuer (as the beneficiary) will be compensated in order to insure the financial stability of the Issuer until such time as a replacement President is identified and installed.

LEASE AGREEMENTS

There are no lease agreements in place at this time.

PRIOR BORROWING EXPERIENCE

According to information provided by the Issuer, the Issuer has not defaulted on any secured debts in the past.

PURPOSE OF ISSUE AND USE OF LOAN PROCEEDS

Loan Proceeds (see LOAN CONTINGENCY) and Initial Bond Sale Proceeds of this Offering will be used solely to: (1) establish a reserve account for sinking fund payments, (2) refinance existing debt, (3) provide funds for acquisition and renovation projects, (4) provide funds for reimbursement of professional costs, and (5) pay costs and fees related to the issuance of the Bonds, including escrow/title closing costs (the “Project”). The Issuer is establishing a Sinking Fund Reserve to be used to make sinking fund payments if it becomes necessary due to a cash flow short fall (see SINKING FUND RESERVE ACCOUNT).

If any proceeds remain after completion of the Project, the proceeds may be used (at the direction of the Issuer) as follows: (1) to make further improvements to the buildings and land of all current and purchased properties, to purchase furnishings and equipment, to redeem Bonds of this issue, or to make sinking fund payments on the Bonds, (2) for the reimbursement of professional costs (i.e., appraiser, accountant, legal fees/attorney costs, engineer Phase I costs, escrow/title closing costs, and taxes, if applicable, etc.) associated with the Project, and/or (3) up to $5,000 may be tendered to the Issuer for working capital. If additional funds are needed to complete the Project, the Issuer may obtain the funds by: (1) conducting a rents increase campaign, (2) securing financing from a third party lender, (3) using excess revenues of the Issuer’s income, if available, and/or (4) issuing additional bonds through a supplemental or subsequent bond offering. No assurance can be given that the funds will be available or that additional funds can be raised or borrowed, if needed (see RISK FACTORS).

The Issuer’s parks are constructed on real property owned by the Issuer and is being used for rental producing purposes. The Issuer’s Property is mobile home parks land. The proceeds from this Offering will be held and disbursed by the Disbursement Agent to pay the expenses of the Offering and to provide the source of funds for the Issuer’s Projects. Proceeds of this Offering will not be commingled with any other funds of the Issuer. The estimated Source and Use of Funds are as follows:

SOURCE OF FUNDS

Bonds, Series currently being issued(1)	$25,000,000
Issuer’s Cash and Cash Equivalents Special Escrow Account at (2)	$100,000
Prepayment(3)	$ 30,000

Total Estimated Source of Funds	$25,130,000

(1) Loan Proceeds will be used to purchase Bonds by the Issuer in a private sale, which will be issued in the name of the Issuer into its treasury and pledged to the lenders to secure the loans (see LOAN CONTINGENCY). Issuer will deposit or cause to be deposited with Disbursement Agent all proceeds. Proceeds held on deposit with Disbursement Agent shall be disbursed for the purposes and in the amounts as provided herein (see USE OF FUNDS).

(2) The Issuer has established a special escrow account with in the amount of from its own cash and cash equivalents for purposes of its construction project.

(3) $30,000 will be prepaid to Bank of America, as a retainer fee. Such fee may be used, at the discretion of the Issuer, toward mortgage bond costs, including,

but not limited to, the Fiscal Advisory Fee, for the reimbursement of professional costs (i.e., appraiser, accountant, legal fees/attorney costs, engineer Phase I costs, escrow/title closing costs, and taxes, if applicable, etc.) associated with the Project, and/or upon closing of the Offering such fee may be refunded to the Issuer.

USE OF FUNDS

(Listed in the order of priority in which the Offering proceeds will be used for the stated purposes.) (See DISBURSEMENT OF PROCEEDS)

	Disbursement of Escrow Proceeds	Percentage of Disbursement

Sinking Fund Reserve(1)	$ 3,000,000	12%

Use of New Proceeds for Issuer
Pay off(2)	$ 275,000
Subtotal	$ 275,000

Offering Expenses
Fiscal Advisory Fee(3)	$ 1,250,000
Trustee Acceptance Fee	$ 30,000
Retail Commissions(4)	$ 1,125,000
Expenses(5)	$ 15,000

+ Total Offering Costs and Expenses	$ 2,695,000	10.78%

Use of New Proceeds for Issuer

Purchase Program(7)	$ 19,303,000
Reimbursement of Professional Costs(6)	$ 2,000
Subtotal	$ 19,305,000

+ Total Amount of Net Proceeds Available Net Sinking Fund Reserve(8)	$ 3,000,000
$ 19,305,000
	$ 22,305,000	89.22%

= Total Gross Proceeds in this Offering(9)	$ 25,000,000	100%
Issuer’s Cash and Cash Equivalents Special Escrow Account at (see Source of Funds)	$ 100,000
Prepayment (see Source of Funds)	$ 30,000
Total Estimated Source of Funds (see Source of Funds)	$ 25,130,000

(1) The Sinking Fund Reserve (“Contingency”) has been established to cover the Interest Payments on the Bonds for the first three years after issuance of the Bonds. Any remaining funds in the Contingency may be applied towards the Issuer’s project, including, but not limited to, the reimbursement of costs already incurred by the Issuer, to make sinking fund payments on the bonds, and/or for the retirement of the Bonds.

(2) The Issuer intends to pay off outstanding loans with first lien bank (see PRIOR BORROWING EXPERIENCE). The total aggregate amount needed to pay off these loans is estimated at approximately. This figure is estimated higher to allow for any additional accrued interest that may be due at the time of pay off. If the final payoff is less the difference will be applied toward purposes of this bond offering and/or sinking fund payments.

(3) Advisers will be compensated for services rendered as Fiscal Advisor. These services include, but are not limited to, consulting services as a Registered Investment Advisor, efforts to structure and provide financing, and to analyze, process and package the documentation required to underwrite the financing request (see PLAN OF DISTRIBUTION).

(4) The Retail Commissions are estimates only, and are the maximum amount that will be paid by the Issuer. The actual amounts will be determined at the time the sales are completed. The amount of commissions paid will be reduced proportionately by the amount of Bonds sold by various advisors, to the Issuer’s friends and affiliates. The Issuer will pay a 1% commission fee on Bonds purchased by its friends and affiliates (see PLAN OF DISTRIBUTION).

(5) The various Advisors, will register the Bonds in the appropriate states and will be reimbursed out-of-pocket expenses incidental to the issuance of the Bonds in an amount not to exceed $15,000. This will be paid from proceeds of the offering. The projected expenses are as follows:

State of Filing Fee	$ 2,500
State of Filing Fee	$ 400
Filing Fee	$ 300
Filing Fee	$ 100
Printing Costs/Prospectus	$ 1,000
Publicity/Mailing/Postage/Copying	$10,700
Total	$15,000

(6) The professional fees are comprised of costs associated with the Bond Issue and/or Project. Such costs include, but are not limited to, attorney fees, accountant fees, appraiser fees, phase I engineering fees, and title/escrow costs that have been expended by the Issuer, or any taxes due and payable on the Pledged Properties.

(7) Proceeds of this Offering in the amount of $19,305,000 will be used toward the cost of the proposed projects. The Issuer’s proposed Supplemental 2015 Series Bond offering will provide $19,305,000 toward the proposed projects. These sources of funds are sufficient to cover the Issuer’s proposed projects. At the end of the project, if there are any remaining proceeds for, the Issuer’s costs and cost overruns may be reimbursed to the Issuer up to the amount allotted for acquisition costs. This cost is subject to change, and if actual costs are in excess of this amount the Issuer must provide additional funds (see RISK FACTORS). The Issuer expects that certain costs of construction may be minimized by volunteer labor and services of like kind from its friends and affiliates.

(8) Proceeds in the amount of $22,305,000 to or for the benefit of the Issuer, net of expenses and sinking fund reserve, provided all the Bonds are sold. This is a best efforts offering. This amount could be higher if Bonds are purchased by the Issuer’s friends and affiliates. The Issuer will pay a 1% commission fee on Bonds purchased by its friends and affiliates. The actual amounts will be determined at the time the public sales are completed.

(9) This total represents the total maximum amount ($25,000,000) of funds in the Offering.

The proceeds of the Offering are sufficient to cover the above listed items in the Use of Funds. If the actual amount used in any of the above items is less than the designated amount, any remaining funds may be used for the purposes of any other line item, as described above, including, but not limited to: (1) to make further improvements, or to make sinking fund payments on the Bonds, (2) for the reimbursement of professional costs (i.e., appraiser, accountant, legal fees/attorney costs, engineer Phase I costs, escrow/title closing costs, and taxes, if applicable, etc.) associated with the Project, and/or (3) up to $5,000 may be tendered to the Issuer for working capital. In no event will proceeds of the Offering be applied to uses contrary to the purposes of the Project, or for purposes not related to the business of the Issuer as described in this Prospectus.

DISBURSEMENT OF PROCEEDS

The lenders’ Loans will be closed and the proceeds from the Loans will be deposited in a designated interest bearing account established through the Depository Bank of all proceeds will be managed by pursuant to the terms of the Indenture and Disbursement Agreement. The Issuer authorizes, as Bond Trustee and Disbursement Agent, to perform the functions necessary to carry out its duties under the terms and conditions of the Indenture. Bank of America will use the proceeds of the offering to provide the source of funds for the Issuer’s Project. No funds will be disbursed to the Issuer without a prior written request to the Disbursement Agent.

The lenders’ Loans will be closed and the proceeds from the Loans will be deposited with the Depository Bank prior to the offering of the Bonds to the public. If the Loans are not closed or Loan Proceeds are not disbursed by the lenders, there will be no public Bond sales until such time the terms of this offering are amended. Failure to fund the Loans poses no risk to the public because funding the loan is not a condition to offering the Bonds to the public. The Loan Contingency is satisfied when the institutional lenders fund loans to the Issuer and deposit Loan Proceeds with an amount equal to $10,000,000. Legado has no responsibilities with respect to the proceeds from the public sale of the Pledged Bonds. Such Bond proceeds are used to repay the Loans from the institutional lenders; therefore, an investor’s investment will not be returned regardless of the amount of Bonds that are sold to the public. There is no guarantee that all the Pledged Bonds will be sold (see PLAN OF DISTRIBUTION).

Upon receipt of the lenders’ Loan Proceeds by Bank of America, the Issuer and Bank of America will use available funds in the following order:

(1) To establish a Sinking Fund Reserve Account.

(2) To pay off

(3) To pay off.

(4) To establish the Contingency for purposes of this offering (see USE OF FUNDS). (5) To pay Fiscal Advisory Fee to.

(6) To pay Trustee Acceptance Fee to.

(7) To pay sales commissions on any Bonds sold by.

(8) To reimburse, for expenses associated with this program.

(9) To reimburse Issuer for professional costs incurred by Issuer in connection with this Offering.

(10) To provide funds for acquisition costs.

The proceeds of the Offering are sufficient to cover the above listed items in the Use of Funds. If the actual amount used in any of the above items is less than the designated amount, any remaining funds may be used for the purposes of any other line item, as described above, including, but not limited to: (1) to make further improvements to the buildings and land, to purchase furnishings and equipment, to redeem Bonds of this issue, or to make sinking fund payments on the Bonds, (2) for the reimbursement of professional costs (i.e., appraiser, accountant, legal fees/attorney costs, engineer Phase I costs, escrow/title closing costs, and taxes, if applicable, etc.) associated with the Project, and/or (3) up to $5,000 can be tendered to the Issuer for working capital. In no event will proceeds of the Offering be applied to uses contrary to the purposes of the Project, or for purposes not related to the business of the Issuer as described in this Prospectus.

The Issuer has sufficient income to service its proposed debt obligations, and will use its income based on the twelve (12) month unaudited year ended 2014 to service total debt beginning August 15, 2016 (excluding non- recurring income and not including restricted funds released) (see SINKING FUND ACCOUNT).

The Issuer’s long- term debt (secured by real property) upon completion of the proposed Offering of Bonds will not exceed four (4) times the Issuer’s total revenues (excluding non-recurring income and not including restricted funds released) for its last unaudited fiscal year ended (see FINANCIAL STATEMENTS).

SUMMARY STATEMENT OF REVENUES AND EXPENSES

The revenues and expenses of the Issuer provided below are derived from financial statements (see FINANCIAL STATEMENTS). The revenues and expenses for the year ended and the twelve month period ended December 31, 2014 are taken from the financial report. These revenues and expenses are unaudited.

AS OF DECEMBER 31, 2014
(UNAUDITED)
Sales:
Sales	$ 1,600,560
Cost of sales	154,275
Gross profit	1,446,285

Operating expenses:
Salaries and benefits	154,275
Professional fees	2,820
Selling expenses, Advertising	840
Transfers to Related Parties	120,000
Supplies	3,000
Utilities	10,704
Cleaning and Maintenance	25,806
Repairs	25,800
Auto and Travel	1,380
Insurance	3,072
General and administrative	79,487
Total operating expenses	427,184

Interest	47,100
Impairment loss	-
Depreciation and amortization	13,464
Total expenses	487,748

Net Income (Loss)	$ 958,537

ANALYSIS OF DEBT SERVICE

In order to facilitate the payment of principal and interest on the Bonds, the Issuer covenants and agrees that, so long as any Bonds issued under the Indenture or a supplemental indenture are outstanding, it will make payments to pay the principal and interest as it becomes due and payable on the Bonds.

THE ISSUER TO SECURE PAYMENT OF ALL AMOUNTS DUE, AND OTHER DEBT OBLIGATIONS (“TOTAL DEBT”) IN CONNECTION WITH THIS FINANCING AND THE ISSUANCE OF FIRST MORTGAGE BONDS, HAS AGREED TO ASSIGN, SET OVER, AND PLEDGE SUCH PART OF ITS REVENUES FROM ALL SOURCES, AS WELL AS THE SINKING FUND RESERVE, AS MAY BE NECESSARY TO PAY ITS DEBT OBLIGATIONS. FURTHERMORE, THE ISSUER HAS AGREED THAT IT WILL REDUCE CERTAIN DISCRETIONARY UNDESIGNATED EXPENSES BY AT LEAST TEN PERCENT (10%) AS NECESSARY TO MEET ITS TOTAL DEBT OBLIGATIONS.

MANAGEMENT DISCUSSION OF SUMMARY OF FINANCIAL INFORMATION

Since 2010 the Issuer has experienced slight growth in rent, and its revenues. The Issuer’s management attributes this growth to its Rent base to repair and maintenance and upgrading of its properties and management fees. Management believes that it will continue to grow in unit rentals (resulting in increased revenues) as it completes its projects and the improvements to its sites; however, there can be no assurance that this will be the case.

The Issuer is currently conducting a rental campaign and plans to use the increase from its Rental Campaign toward the renovation costs of its new and existing facilities.

SINKING FUND RESERVE

In order to facilitate the payment of principal and interest on the Bonds, the Issuer covenants and agrees that, so long as any Bonds issued under the Indenture or supplemental indenture are outstanding, it will periodically pay into a Sinking Fund Reserve, funds sufficient to pay the principal and interest as it becomes due and payable.

The Issuer will establish a Sinking Fund Reserve Account for the purpose of providing for, in part, the debt service requirements of the Bonds and any Prior Bonds or subsequent bonds authorized by the Indenture or supplemental indenture. The initial funding of the account, in an amount equal to $3,140,000, will be deposited with Bank of America from the lenders’ Loan Proceeds on or about August 12, 2015 (see SINKING FUND RESERVE ACCOUNT). After that, the Issuer, as necessary, will deposit additional funds to the Sinking Fund Reserve Account in order to maintain timely payments on the Principal and interest of the Bonds. These funds shall come from revenues earned by the Issuer from current properties and any future acquired properties, but the Issuer also reserves the right to make deposits from other revenue and capital sources as well.

The semi-annual payments of principal and interest on the Bonds will be made by the Paying Agent from amounts on deposit in the Sinking Fund Account. With the exception of an event of default when monies may be due Bank of America (see EVENTS OF DEFAULT, NOTICE AND REMEDIES), the Sinking Fund Account will only be used for the purpose of paying principal and interest on the Bonds.

BALLOON PAYMENTS

In addition to the debt service payments described above, the Issuer will be required to make two lump sum payments as follows:

Payment Date	Principal and Interest Payment	Maturity Date of Bonds
February 12, 2020	$6,000,001,733	February 12, 2020
February 12, 2025	$5,800,001,733	February 12, 2025

The Issuer intends to sell its Bonds. The proceeds of these sales will be applied to the Issuer’s lump sum payment due February 12, 2020. The Issuer may also make prepayments of principal towards the retirement of the Bonds that will then reduce the amount of the lump sum payments. If funds raised through these sources are insufficient to pay the lump sum payments, the Issuer may obtain additional funds by (1) securing financing from a third party lender, (2) conducting a capital raise campaign to raise sufficient funds for this express purpose, and/or (3) issuing supplemental bonds through a supplemental bond offering. No assurance can be given that the funds will be available or that additional funds can be raised or borrowed (see RISK FACTORS).

SECURITY

The initial Loans by Bank of America to Issuer is secured by a joint deed of trust (the “Deed of Trust”) lien dated August 15, 2015, on the Issuer’s Pledged Properties. The Deed of Trust lien for the Loans will be subordinate in all matters to the prior liens and loans (the “Prior Liens/Loans”) currently of record (see PRIOR BORROWING EXPERIENCE) on the Issuer’s Pledged Properties. The Prior Liens/Loans will be paid off with Loan Proceeds deposited with Bank of America. Any foreclosure of the Prior Liens/Loans could affect the Deed of Trust lien, the security for the Loans. If the Issuer defaults on the Prior Liens/Loans, the holders may institute foreclosure or other actions to the Prior Liens/Loans. The Bonds themselves will not be secured by any properties or collateral other than the initial Sinking Reserve Fund of $3,000,000. Should the Issuer default upon the Loans from Bank of America, these actions may severely impair or extinguish the security of the Bonds, possibly resulting in the loss by the bondholders of part or all of their investment.

Other Security Interest.

There are currently no other securities, properties, cash or any types of collateral securing the value of the Bonds., and while the Issuer reserves the right to add such items, at the present time it has no plans or contingencies to do so.

FORECLOSURE

Although foreclosure of a deed of trust with a power of sale may be accomplished by judicial action, and as applicable under each individual state’s laws, foreclosure is generally accomplished by a non-judicial trustee’s sale under a specific provision in the deed of trust that authorizes the Trust Deed Trustee to sell the property upon any default by the Trustor under the terms of the Deed of Trust.

In the case of a non-judicial foreclosure under a deed of trust with a power of sale, the sale by the Trust Deed Trustee is a public sale. It is uncommon, however, for a third party to purchase the property at the foreclosure sale. Rather, the more common practice is for the lender to purchase the property at the sale by crediting all or a portion of the debt to the purchase price. Thereafter, the lender will assume the burden of ownership, including maintaining hazard insurance and making repairs, at its own expense, as are necessary to render the property suitable for sale. The lender may obtain the services of a real estate broker and pay the broker a commission concerning the sale of the property. Depending upon market conditions, the ultimate proceeds of the sale of the property may not equal the lender’s investment in the property.

In certain states where applicable by law, the borrower has the right to reinstate the loan at any time following default until shortly before a non-judicial foreclosure. In general, the borrower or any other person having a junior encumbrance on the real estate may, during a reinstatement period, cure the default by paying the entire amount in arrears plus certain statutorily permitted costs and expenses incurred in enforcing the obligations. Following the payment, the parties’ relative positions continue as if there had been no default.

Such proceedings, in connection with foreclosure, will be transacted in accordance with the laws of the state in which the real property is located. Further note must be taken though that such a foreclosure shall only be inured for the benefit and satisfaction of the initial Loans from Bank of America to the Issuer and are in no way, either directly or indirectly, to be seen as collateral for the Bonds.

RIGHTS OF REDEMPTION

In certain states where applicable by law, the borrower and certain foreclosed junior lienholders are given a statutory right of redemption following a judicial foreclosure sale, but not following a sale by a non-judicial power of sale. Statutory redemption may occur upon a payment of the foreclosure purchase price, accrued interest, taxes and certain other statutorily permitted amounts. This right of redemption diminishes the ability of the lender to sell the foreclosed property. The exercise of a right of redemption would defeat the title of any purchaser at a judicial foreclosure sale, or of any purchaser from the lender after judicial foreclosure. Consequently, the practical effect of the redemption right is to force the lender to maintain the property and pay the expenses of ownership until the redemption period has run.

Such proceedings, in connection with foreclosure and rights of redemption, will be transacted in accordance with the laws of the state in which the real property is located. Further note must be taken though that such a foreclosure shall only be inured for the benefit and satisfaction of the initial Loans from Bank of America to the Issuer and are in no way, either directly or indirectly, to be seen as collateral for the Bonds.

ANTI-DEFICIENCY LEGISLATION AND OTHER LIMITATIONS ON LENDERS

Various States impose statutory restrictions that limit the remedies of a lender as a beneficiary under a deed of trust. With certain limited exceptions, a beneficiary is not entitled to obtain a deficiency judgment against the borrower following a non-judicial foreclosure sale under a deed of trust. A deficiency judgment is a personal judgment against the former borrower equal to the difference between the amount due to the lender and the net amount realized upon the foreclosure sale. In addition, statutory provisions (as applicable under each individual state’s laws) limit the amount of the deficiency judgment a lender may obtain following a judicial foreclosure sale to the excess of the outstanding debt over the greater of the sale price or the fair market value of the property at the time of the sale.

Statutory provisions, including the federal Bankruptcy Code and state laws affording relief to debtors, may interfere with and delay the ability of a secured lender to obtain payment of a loan, to realize upon collateral and/or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of the bankruptcy petition, and often no interest or principal payments are made during the course of the bankruptcy proceeding. The delay and consequences caused by an automatic stay can be significant, and, even after an automatic stay is lifted, federal bankruptcy courts have the power to interfere with and affect a secured lender’s ability to enforce the obligations of a borrower and the provisions of a deed of trust.

Such proceedings, in connection with foreclosure, rights of redemption and anti-deficiency legislation and other limitation on lenders will be transacted in accordance with the laws of the state in which the real property is located. Further note must be taken though that such a foreclosure shall only be inured for the benefit and satisfaction of the initial Loans from Bank of America to the Issuer and are in no way, either directly or indirectly, to be seen as collateral for the Bonds.

DESCRIPTION OF GEOGRAPHIC AREA

Battle Creek is a city in the U.S. state of Michigan, in northwest Calhoun County, at the confluence of the Kalamazoo and Battle Creek Rivers. It is the principal city of the Battle Creek, Michigan Metropolitan Statistical Area (MSA), which encompasses all of Calhoun County. As of the 2010 census, the city had a total population of 52,347, while the MSA population was 136,146.

Battle Creek, also known as the "Cereal City", is the world headquarters of Kellogg Company, founded by Will Keith Kellogg in 1906, whose brother, Dr. John Harvey Kellogg, invented cold breakfast cereal as an alternative to the traditional meat-based breakfast. It is also the founding location of Post Cereals which is now Post Foods, as well as the location of a Ralston Foods cereal factory owned by Ralcorp. Until 2007 it was the home of tourist attraction Kellogg's Cereal City USA.

As to the geography of the area, according to the United States Census Bureau, the city has a total area of 43.73 square miles (113.26 km2), of which 42.61 square miles (110.36 km2) is land and 1.12 square miles (2.90 km2) is water, making Battle Creek the third largest city in Michigan by area, and one of only three incorporated municipalities in the state over 40 sq. mi (100 km2) in size. Approximately 60% of the city's land is developed. Of the undeveloped land, 38% is zoned agricultural, 26% is zoned general industrial, 17.5% is zoned residential, 16% is the Fort Custer Army National Guard Base/Industrial Park, and 2.5% is zone commercial.

DESCRIPTION OF PROPERTY SECURING THE LOANS

Acreage 22.59 acres

163 lots available

2 SFH 3 bed/2 bath each

1 Duplex 2 bed/ 1 bath each

1 commercial building 3,000 sq. ft. rentable

1 building housing laundry mat and small convenience store 1,000 sq. ft.

3 garages

94 units occupied 6 vacant houses

ISSUER’S RIGHT TO SELL PROPERTY AND RELEASE OF MORTGAGE PROPERTY

Issuer’s facilities are, for the most part, special-purpose designed structures that are not easily adapted for other uses, and a limited market generally exists for the property (see RISK FACTORS and VALUATION OF ISSUER’S SITE). There is no assurance that the property will sell, and, if sold, that the sale will provide sufficient funds to pay the Balloon Payments.

In accordance with the Indenture, should the Issuer desire to convey any portion of its property secured by the lien serving as security for the Loans, Bank of America is authorized to execute a release thereof, provided:

(A) that, as reflected by an appraisal prepared by a qualified disinterested appraiser dated not more than one year prior to the release, (1) the consideration for such conveyance is at least 75% of the fair market value of the portion of the Property being sold at the time of sale, (2) that the value of the remaining Property covered by the lien is sufficient to secure the outstanding Loans hereunder, (3) the portion of the Property to be sold is not needed for the operation of the remainder of the Property, and (4) the release will not impair the usefulness of the Premises;

(B) that any cash proceeds derived from such conveyance be delivered to Bank of America to be paid into a separate trust fund to be known as the “Property Sale Proceeds Fund” to (1) call and prepay outstanding Loans in the same manner as partial prepayments are to be applied under the provisions of the Indenture; or (2) to pay off other outstanding indebtedness, or (3) purchase additional Property, against which Issuer shall give a first lien to Bank of America or (4) to construct additional improvements on the Property remaining under the lien. Issuer has the right to select which of the above and foregoing alternatives it desires to exercise, and shall notify Bank of America, in writing, and at least thirty (30) days in advance; and

(C) that such sale may be for consideration less than fair market value, however, the total outstanding Loans shall not exceed 75% of the remaining property in addition to the cash proceeds from the sale of property. The proceeds of the sale will be held in Trust by Bank of America until such time as funds are needed by the Issuer for the required purposes.

Valuation of Issuer’s Site

A competitive market analysis and appraisal was conducted in March 2015 by CBRE/Martin which places the current market value of said property at between $2,460,000 and $2,650,000.

DESCRIPTION OF THE BONDS

The Bonds are being offered through a public offering for the terms and at the rates as described in the Maturity Schedule, and are redeemable at maturity. Bonds will be sold for such period as authorized by any state or jurisdiction where such registration is qualified and/or exempt, and are offered for sale at a price of par plus accrued interest from the later of the Authentication Date or the last semi-annual payment date to the settlement date.

This Issue of Bonds will be for a total aggregate principal amount of $25,000,000, and composed of Simple Interest Bonds. Interest and Principal is payable at the corporate trust office of Bank of America in Charlotte, North Carolina, or to its successors in trust, or at the duly designated office of any paying agent. Interest on the Bonds will be computed on the basis of a 360-day year consisting of twelve 30-day months. Simple Interest Bonds pay interest semi- annually on February 12 and August 12 with principal paid at maturity or redemption. The first payment date is February 12, 2016. The interest rates and maturity dates are described in the maturity schedule (see MATURITY SCHEDULE). The Issuer has the right, but is not under any obligation, to redeem the Bonds before maturity (see PREPAYMENT PRIVILEGE).

ISSUANCE OF BONDS

The Bonds will be issued as fully registered Bonds in book-entry only form (without delivery of a separate negotiable certificate) (see BOOK-ENTRY ONLY REGISTRATION and BOOK-ENTRY ONLY SYSTEM “DTCC”) at the office of Bank of America as of August 16, 2015 (the “Authentication Date”). The Issuer does not have the right to extend the maturity date of the Bonds. Bonds are available in denominations of $1,000, and are being sold at an initial public offering on a value of par. The minimum order of the Bonds for an individual investor is $1,000 or any integral multiple in excess thereof. The consideration to be paid for the purchase of Bonds will be in lawful money of the United States of America by a “cash” payment (either by check or wire transfer) through a brokerage account (see PURCHASE OF BONDS).

Interest on the Bonds will begin on the issue date (Authentication Date). In no event will interest begin before the issue date. If a Bond is purchased after the Authentication Date, the purchase price will include accrued interest to the date of purchase. Interest on each Bond will be paid by check, and is payable to the persons appearing as the registered owners of the Bond(s) in the Bond Register or their brokerage account at the close of business on the first day of the calendar month of each scheduled interest payment date (see PAYMENT OF PRINCIPAL AND INTEREST).

There is no ready market for the resale of the Bonds and there is no assurance that a market will develop, or if a market develops, that it will be maintained for the repurchase and resale of the Bonds. The transferability of the Bonds is not subject to any restrictions or limitations; however, the investor must find a buyer if the Bond(s) is/are to be sold before maturity or contact Bank of America, to assist in the resale of the Bond(s). A discount may be necessary if sold in a private sale. No guarantee is made that the Bond(s) could be resold. The purchase of these Bonds should be considered as an investment to be held to maturity. The investor may not be able to sell the Bond(s) should a sale be necessary for emergency purposes or otherwise (see RESALE OF BONDS).

The Bonds are being issued under the Indenture dated executed by the Issuer to Bank of America. The statements in this Prospectus relative to the provisions of the Bonds are summaries only and do not purport to be complete. For a full statement of the provisions contained in the Indenture and Deed of Trust, copies are on file with Bank of America, the Issuer and Bank of America.

PAYMENT OF PRINCIPAL AND INTEREST

Interest on the Simple Interest Bonds will be payable semi-annually on February 12 and August 12 of each year along with the principal paid at maturity or redemption. Notification of maturity will not be mailed to bondholders. Interest and principal is payable by check mailed to the person appearing as the registered owner of the Bond(s) in the Bond Register or their brokerage account at the close of business on the first day of the calendar month of each scheduled interest payment date.

It is the obligation of each bondholder to keep the Registrar informed at all times as to his/her current mailing address to receive interest and/or principal payments, any redemption notice and annual tax reporting information. In the case of ownership through a brokerage account, however, the Registrar’s records will identify Depository Trust Company as owner of record. The individual record of ownership of the names, addresses, and social security numbers of the bondholders is maintained by the Fiscal Advisor’s clearing firm. In this case, the bondholders must keep the Fiscal Advisor informed at all times as to his/her current mailing address to receive interest and/or principal payments, any redemption notice and annual tax reporting information.

Funds on deposit with Bank of America and/or the Paying Agent for paying principal and interest on the Bonds that remain unclaimed after five years following the latest date monies are provided to pay any indebtedness secured by the Indenture will be paid over to the State of Georgia by escheat, as provided in the Indenture.

Interest will not be payable on Bonds subject to call and early redemption after the call date. The bondholders will receive a notice of redemption under the terms of the Indenture. The Issuer must deposit sufficient monies with Bank of America and/or Paying Agent to pay the principal and interest on the Bonds subject to redemption.

BOOK-ENTRY ONLY REGISTRATION

The Bonds will be registered in book-entry only form (without delivery of a separate negotiable certificate) in denominations of $1,000. Investors will not receive certificates representing the Bonds.

BOOK-ENTRY ONLY SYSTEM DEPOSITORY TRUST COMPANY (DTCC)

Transactions for the purchase of Bonds will be conducted through a brokerage account maintained with a brokerage firm that processes purchase transactions through the Book-Entry Only System with Depository Trust Company (DTCC) (see PURCHASE OF BONDS). The investor will establish a brokerage account with a participating broker-dealer to complete transactions for the purchase of a Bond(s). The following procedures apply to the issuance of the investor’s Bond.

The following information about the book-entry only system applicable to the Bonds has been supplied by Depository Trust Company. Neither the Issuer, Bank of America, nor the Fiscal Advisor makes any representations, warranties or guarantees with respect to its accuracy or completeness.

The Bonds will be issued as fully registered securities under a book-entry only system, registered in the name of Cede & Co., (DTCC’s partnership nominee) as registered bondholder and nominee for the Depository Trust Company. DTCC will act as securities depository for the Bonds (the “Securities”). Individual purchasers of book-entry interests in the Bonds will not receive certificates representing their interest in the Bonds. So long as Cede & Co., as nominee of DTCC, is the registered owner of the Bonds, references (as outlined in these procedures regarding DTCC) to the holders, bondholders or registered owners shall mean Cede & Co., rather than the owners of book-entry interests with respect to the Bonds, except for the purpose of giving certain bondholder consents. Under the Book-Entry Only System through DTCC, one fully-registered Bond certificate will be issued in the aggregate principal amount of the Bonds (or for each maturity date and type as applicable), and will be deposited with DTCC, or whatever portion is to be deposited with DTCC.

DTCC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTCC holds securities that its participants (“Participants”) deposit with DTCC. DTCC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participant’s accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations (“Direct Participants”). DTCC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTCC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Rules applicable to DTCC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Securities under the DTCC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTCC’s records. The ownership interest of each actual purchaser of each Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participant’s records. Beneficial Owners will not receive written confirmation from DTCC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the Securities are to be accomplished by entries made on the books of Participants acting on behalf of the Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book- entry system for the Securities is discontinued.

To facilitate subsequent transfers, all Securities deposited by Participants with DTCC are registered in the name of DTCC’s partnership nominee, Cede & Co., or such other name as requested by an authorized representative of DTCC. The deposit of Securities with DTCC and their registration in the name of Cede & Co., or such other DTCC nominee do not affect any change in beneficial ownership. DTCC has no knowledge of the actual Beneficial Owners of the Securities; DTCC’s records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTCC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the Bonds are being redeemed, DTCC’s practice is to determine by lot the amount of the interest of each Direct Participant in the Bonds to be redeemed.

Neither DTCC nor Cede & Co. (nor such other DTCC nominee) will consent or vote with respect to the Bonds. Under its usual procedures, DTCC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the Bonds will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTCC. DTCC’s practice is to credit Direct Participant’s account on the payable date in accordance with their respective holdings shown on DTCC’s records upon DTCC’s receipt of funds and detail from the Issuer or Bank of America. Payments by Direct or Indirect Participants to book-entry interest owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Direct or Indirect Participants and not of DTCC, Bank of America, or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTCC is the responsibility of the Issuer or Bank of America, disbursement of such payments to Direct Participants shall be the responsibility of DTCC, and disbursement of such payments to the book-entry interest owners shall be the responsibility of Direct and Indirect Participants.

A book-entry interest owner shall give notice to elect to have its ownership of book-entry interest purchased or tendered, through its Direct or Indirect Participant, to Bank of America, and shall effect delivery of such ownership of book-entry interests by causing the Direct Participant to transfer such interest in the Bonds on DTCC’s records, to the purchaser or Bank of America, as appropriate. The requirements for physical delivery of Bonds in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the Bonds are transferred by Direct Participants on the records of DTCC.

DTCC may discontinue providing its services as a securities depository with respect to the Bonds at any time by giving reasonable notice to the Issuer or Bank of America. Under such circumstances, in the event that a successor securities depository is not obtained, Bond certificates are required to be printed and delivered. The Issuer may decide to discontinue use of the system of book-entry transfers through DTCC (or a successor securities depository). In that event, Security Certificates are required to be printed and delivered (see DESCRIPTION OF THE BONDS and REVISION OF BOOK-ENTRY ONLY SYSTEM REPLACEMENT BONDS).

NEITHER THE ISSUER, THE FISCAL ADVISOR NOR Bank of America WILL HAVE ANY RESPONSIBILITY OR OBLIGATION TO ANY DIRECT PARTICIPANT, INDIRECT PARTICIPANT OR ANY BOOK-ENTRY INTEREST OWNER, EXCEPT AS PROVIDED WITH RESPECT TO THE PURCHASE OF AN OWNERSHIP OF BOOK-ENTRY INTERESTS, OR ANY OTHER PERSON NOT SHOWN ON THE REGISTRATION BOOKS OF Bank of America AS BEING A HOLDER WITH RESPECT TO: (1) THE BONDS; (2) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTCC OR ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT; (3) THE PAYMENT BY DTCC OR ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT OF ANY AMOUNT DUE TO ANY BOOK- ENTRY INTEREST OWNER IN RESPECT OF THE PURCHASE PRICE OF TENDERED BONDS, EXCEPT AS PROVIDED WITH RESPECT TO THE PURCHASE OF AN OWNERSHIP OF BOOK-ENTRY INTEREST, OR THE PRINCIPAL OR REDEMPTION PRICE OF OR INTEREST ON THE BONDS; (4) THE DELIVERY BY ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT OF ANY NOTICE TO ANY BOOK-ENTRY INTEREST OWNER WHICH IS REQUIRED OR PERMITTED UNDER THE TERMS OF THE INDENTURE TO BE GIVEN TO HOLDERS; (5) THE SECTION OF THE BOOK-ENTRY INTEREST OWNERS TO RECEIVE PAYMENT IN THE EVENT OF ANY PARTIAL REDEMPTION OF THE BONDS; OR (6) ANY CONSENT GIVEN OR OTHER ACTION TAKEN BY DTCC AS HOLDER.

Each book-entry interest owner for whom a Direct Participant or Indirect Participant acquires an interest in the Bonds, as nominee, may desire to make arrangements with such Direct Participant or Indirect Participant to receive a credit balance in the records of such Direct Participant or Indirect Participant, to have all notices of redemption, elections to tender Bonds or other communications to or by DTCC which may affect such book-entry interest owner forwarded in writing by such Direct Participant or Indirect Participant, and to have notification made of all debt service payments.

Book-entry interest owners may be charged a sum sufficient to cover any tax, fee, or other governmental charge that may be imposed in relation to any transfer or exchange of their interest in the Bonds.

DTCC LETTER OF REPRESENTATIONS

Certain duties of DTCC and procedures to be followed by DTCC, Bank of America and the Fiscal Advisor will be set forth in a Blanket Issuer Letter of Representations (the “DTCC Letter of Representations”) among the Issuer, Bank of America (in its capacities as trustee, and paying agent), and DTCC. In the event of any conflict between the provisions of the Indenture and the provisions of the DTCC Letter of Representations relating to delivery of the Bonds to Bank of America, the provisions of the DTCC Letter of Representations shall control.

REVISION OF BOOK-ENTRY ONLY SYSTEM REPLACEMENT BONDS

The Indenture provides for the issuance and delivery of fully registered Bonds (the “Replacement Bonds”) directly to owners other than DTCC only in the event that DTCC determines not to continue to act as securities depository for the Bonds. Upon occurrence of such event, the Issuer may attempt to establish a securities depository book-entry relationship with another securities depository. If the Issuer does not do so, or is unable to do so, and after Bank of America has notified the book- entry Interest Owners or their representatives with respect to the Bonds by appropriate notice to DTCC, the Issuer will issue and Bank of America will authenticate and deliver Replacement Bonds to the assignees of DTCC or its nominee.

If the book-entry system is discontinued, the Bonds may be transferred or exchanged for one or more Bonds in different authorized denominations upon surrender thereof at the designated office of Bank of America as Registrar or at the office of any Authenticating Agent (initially, Bank of America) by the Registered Owners or their duly authorized attorneys or legal representatives. Upon surrender of any Bonds to be transferred or exchanged, the Registrar will record the transfer or exchange in its registration books and the Registrar or Authenticating Agent shall authenticate and deliver new Bonds appropriately registered and in appropriate authorized denominations. Neither the Issuer, the Registrar nor any Authenticating Agent shall be required to transfer or exchange any Bond during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of the Bonds and ending at the close of business on the day of such mailing, or any Bond all or part of which has been selected for redemption.

PREPAYMENT PRIVILEGE

The Issuer has the privilege of prepaying any and/or all Bonds in full before maturity on any quarterly anniversary of the issue date by paying principal and accrued interest in full. In order to call and prepay the Bonds, the Issuer will give Bank of America written notice of the redemption at least forty-five (45) days before the date established by the Issuer. The Issuer must deposit the monies required to prepay all Bonds prior to the call date fixed by the Issuer. Bank of America will, at the expense of the Issuer, then give written notice of the proposed prepayment to each of the registered bondholders of the Bonds selected at least thirty (30) days before the date established by the Issuer for the prepayment. In the case of ownership through a brokerage account, however, the Registrar’s records will identify Depository Trust Company as owner of record. The individual record of ownership of the names, addresses, and social security numbers of the bondholders is maintained by the Fiscal Advisor’s clearing firm. In this case, the Fiscal Advisor will then give written notice to the proposed prepayment to each of the registered bondholders of the Bonds selected as least fifteen (15) days before the date established by the Issuer for the prepayment.

No interest will accrue or be payable from or after the payment date of the called Bonds. There are no premiums or penalties for prepayment of a portion or all the Bonds. Bank of America, however, will assess service fees to cover the administrative and clerical work involved as outlined in the Indenture.

RESALE OF BONDS

The Bonds must compete with other investment opportunities that may have more or less risk by comparison, and yield higher or lower interest rates. No application will be made for any credit rating on the Bonds by any nationally recognized statistical rating organization. There is presently no ready market for the resale of the Bonds and there is no assurance that a market will develop, or if a market develops, that it will be maintained for the repurchase and resale of the Bonds, and neither the Issuer nor the broker-dealer is obligated to repurchase the Bonds.

The transferability of the Bonds is not subject to any restrictions or limitations; however, the investor must find a buyer if the Bond(s) is/are to be sold before maturity or contact the advisor., to assist in the resale of the Bond(s) through their brokerage account. A discount may be necessary if sold in a private sale. No guarantee is made that the Bond(s) could be resold. The price of the Bonds traded in a secondary market is subject to adjustment upward or downward in response to changes in credit markets and prevailing circumstances. Such prices could be substantially different from the original purchase price.

The purchase of these Bonds should be considered as an investment to be held to maturity. The investor may not be able to sell the Bond(s) should a sale be necessary for emergency purposes or otherwise.

In order for any transfer to be effective, the bondholder must present to Bank of America and/or Transfer Agent and or advisor the requested change in ownership. Upon presentation for registration of transfer of ownership, Bank of America will be entitled to charge the holder a transfer fee and to require compliance with such reasonable requirements as Bank of America may prescribe. Bank of America shall have a reasonable period of time (not to exceed thirty (30) days after receipt of all correct and complete forms and information as required by Bank of America) in which to process the bond transfer.

If the Bond has been called for redemption (see PREPAYMENT PRIVILEGE), the Registrar is under no obligation to transfer the Bond and will consider such request for transfer invalid.

Bank of America TRUST COMPANY AS TRUSTEE FOR BONDHOLDERS

The Trustee for bondholders is Bank of America. Bank of America will also act as Paying Agent, Disbursement Agent, and Registrar/Transfer Agent for the Bonds. Bank of America is a state chartered bank and trust company organized and existing under the laws of the State of North Carolina and duly authorized to exercise corporate trust powers in the State as

Trustee relevant to the administration servicing of bonds and relevant to this Offering. The Issuer executed a Trust Indenture under which Bank of America as Trustee, Paying Agent, Disbursement Agent and Registrar exercises certain responsibilities on behalf of the Issuer and bondholders regarding the registration of the Bonds, and the payment of principal and interest by the Issuer.

THE TRUST INDENTURE

(The “Indenture”)

The Bonds are subject to the terms and conditions of the Trust Indenture dated August 15, 2015 (the “Indenture). The following subsections are given as a review of the terms contained in the Indenture. For a complete description of the terms, the investor is referred to the Indenture. A copy of the Indenture will be on file with Bank of America, Bank of America, and the Issuer.

REGISTRAR/TRANSFER AGENT, PAYING AGENT,

AND DISBURSEMENT AGENT FOR BENEFIT OF BONDHOLDERS

Under the Indenture, will act as Trustee, Registrar/Transfer Agent, Paying Agent and Disbursement Agent for the benefit of the bondholders. In this capacity and subject to the Indenture:

1. Bank of America will receive, hold, preserve, manage, disburse, and otherwise handle or dispose of the trust under the terms of the Indenture.

2. Bank of America will hold original or approved duplicates of all legal instruments affecting the trust, together with all other data, papers and information pertinent and necessary for the proper discharge of its duties, including the Issuer's annual financial statements and certificate from the Issuer's principal executive officer or principal financial officer as to his or her knowledge of the Issuer's compliance with all conditions and covenants of the Indenture.

3. Bank of America will hold all monies received by it or any Paying Agent, under the Indenture, in trust for the Project. The monies are not required to be segregated from any other monies.

4. Bank of America will, for its usual and customary service, be paid certain fees as described in this Prospectus, and is to be reimbursed for cost of stationery and supplies, postage, insurance and similar expenses that it incurs. The monthly fee to be paid will be based on one of two available options selected by the Issuer will receive an acceptance/registration fee of $30,000. This fee includes the initial registration and delivery of the Bonds (see BOOK- ENTRY ONLY REGISTRATION). If is required to perform trust functions on behalf of bondholders, these services will be charged at the prevailing rate. Bank of America may require a retainer or a performance bond.

5. If a default by the Issuer occurs, will use discretion in declaring the entire balance of all outstanding Bonds due and in foreclosing on the lien of the Indenture or effecting collection as provided by law. Bank of America will report to the appropriate state security commissioner such default in accordance with each state's requirements.

6. Will execute a release for a portion or all of the property securing the Bonds on the deposit of sufficient funds with Bank of America, or its agent for payment of outstanding Bonds or upon the substitution of sufficient collateral to be secured under the Indenture.

Bank of America May resign as Trustee or be removed by bondholders representing a majority of the principal amount of Bonds outstanding. Any successor Trustee may be selected by the same percentage of bondholders, the selection to take place within a period of thirty (30) days. If bondholders fail to appoint a successor within the time, the Issuer may appoint a successor and notify bondholders accordingly.

Bank of America is not a guarantor nor surety and does not in any way guarantee or act as surety for payment of the Bonds under the Indenture. In the absence of negligence, will not be responsible for any costs, loss, damages or inconveniences that may result from the exercise of its duties. Bank of America makes no representation or warranties regarding the accuracy or truthfulness of any of the information contained in this Prospectus, including, without limitation, the status of the title, the value of the collateral, the adequacy of the proceeds for this Offering, cost estimates or financial information. Shall be under no duty to review the financial statements required to be delivered under the Indenture by the Issuer. Bank of America has not conducted any due diligence concerning this Bond issue. Bank of America will be responsible for administering the Bond program as received from the Issuer under the terms of the Indenture.

Bank of America, in all of its capacities, resides in the State North Carolina, and, therefore, it and the funds and records held by it, in all of its capacities, are governed by and subject to the laws of the State of North Carolina.

REGISTRAR/TRANSFER AGENT, PAYING AGENT,

AND DISBURSEMENT AGENT FOR BENEFIT OF BOND OFFERING

Bank of America will also act as Registrar/Transfer Agent, Paying Agent, and Disbursement Agent for the Bond Offering, to perform the functions described herein:

1. As Registrar/Transfer Agent, Bank of America will maintain a permanent bond register; however, in the case of ownership through a brokerage account the Registrar’s records will identify Depository Trust Company as owner of record (see BOOK ENTRY ONLY SYSTEM DEPOSITORY TRUST COMPANY [DTCC] and PURCHASE OF BONDS- THROUGH A BROKERAGE FIRM-DTCC PARTICIPANT). The individual record of ownership of the names, addresses, and social security numbers of the bondholders is maintained by the Fiscal Advisor’s clearing firm (see TRANSACTIONS BETWEEN INTERESTED PARTIES). As Registrar, Bank of America will also cancel and reissue Bonds that are transferred by the original holders.

2. As Paying Agent, Bank of America will receive and record all sinking fund payments made by the Issuer, act as agent for the Issuer in making principal and interest payments when due to the bondholders, and furnish information and forms required by the Internal Revenue Code. Bank of America, or its designated office of any paying agent, will prepare and mail IRS

1099 forms to each owner of record and to the Internal Revenue Service (IRS) reporting the interest paid or earned on registered Bonds. In the case of Bonds purchased through a brokerage account, the owner of record is Depository Trust Company. In this instance, the purchaser will be sent the IRS 1099 form by the Fiscal Advisor’s clearing firm.

3. As Disbursement Agent, Bank of America will hold funds received from the purchase of Bonds and/or from proceeds of lenders’ loans and disburse the funds for the uses and purposes of this Offering (see USE OF FUNDS, PLAN OF DISTRIBUTION and DISBURSEMENT OF PROCEEDS). All proceeds (loan proceeds, and/or bond sales proceeds, escrow proceeds, and sinking fund proceeds, etc.) will be deposited in a designated interest bearing account established through the depository bank (a national bank located within the United States) of Bank of America, and Bank of America will verify and record all proceeds.

The Issuer has agreed to indemnify and save Bank of America harmless from and against any liabilities that it may incur in the exercise and performance of its powers and duties under the Indenture. Furthermore, the Issuer is obligated, under the Indenture, to pay Bank of America reasonable compensation, and to reimburse it for all expenditures. For payment of compensation, reimbursement of expenses and indemnification, Bank of America will have a prior and superior lien to the bondholders.

For services rendered as Bond Registrar/Transfer Agent, Bank of America will receive a monthly fee of two ($0.02) cents per $1,000 of the original principal per week according to the terms of the Indenture. For services rendered as Paying Agent, Bank of America will receive, as a monthly fee, the amount of interest that accrues from the investment of the sinking fund while the funds are held in trust, or a flat monthly fee, according to the terms of the Indenture, depending on the payment option elected by the Issuer. For payment Option 1 - Bank of America retains all interest accrued on Issuer’s sinking fund balances that are held in trust. For payment Option 2 - Issuer receives interest earnings on Issuer’s sinking fund balances and pays a flat monthly fee to Bank of America. For services rendered as Disbursement Agent, Bank of America will receive a percentage of Issuer’s average daily Bond Proceeds Account balance earnings calculated and paid monthly.

COVENANTS OF THE ISSUER

The following is a partial list of covenants made by the Issuer under the Indenture. These covenants will remain in full force and effect so long as any of the Bonds are outstanding. The Issuer will:

1. Duly and punctually pay (via automatic debit through banking channels and electronically transferred directly to

Bank of America) the principal and interest on all Bonds, outstanding under the Indenture;

2. Take such steps as necessary to insure that the Pledged Properties, shall be properly secured for the Loans;

3. Complete the Property Transaction under the terms of the Indenture;

4. To assign, set over, and pledge such part of its revenue from all sources as may be necessary to pay its debt obligations on the Bonds, as necessary to reduce certain discretionary undesignated expensed by at least ten (10%) percent or more as necessary to meet its debt service obligations;

5. Provide periodic and annual financial reports of income and expenses as required by Bank of America and/or Fiscal Advisor;

6. Provide annual reviewed or audited financial statements (prepared by an independent Certified Public Accountant) to any bondholder or the official or agency responsible for administering and enforcing the securities laws and regulations of a state (“Administrator”) upon request in future years while any Bonds are outstanding under the Indenture, and accompanied by a certification to the bondholder and/or Administrator and Bank of America;

7. Not suffer or permit any material default to occur under the Indenture, and faithfully observe and perform all conditions, covenants, and requirements of the Indenture;

8. Keep the Issuer’s site in good repair and condition and insured against loss by fire with extended coverage to the extent of at least 100% of the agreed replacement value of all structures;

9. Continuously maintain its good standing with the state;

10. Make deposits to the Sinking Fund Reserve Account of funds sufficient to pay, when due, the required payments on all

Bonds.

PLEDGE OF REVENUES

To secure payment of all amounts due, the Issuer assigns, sets over, and pledges such part of its revenues from all sources as may be necessary to pay its debt obligations. Issuer agrees to make the required Sinking Fund Reserve payments before the disbursement of funds for any other purposes and to modify its annual budget and/or operating expenses so that funds for the Sinking Fund payments are available. So long as the Sinking Fund payments are promptly and properly made, revenues received by the Issuer will be handled by the Issuer without any interference by Bank of America. If the Issuer fails to make the required Sinking Fund payments to the Sinking Fund, then Bank of America has the option of demanding payment from Issuer’s revenues, and after receipt of the written demand, the Issuer will deliver, and agrees to deliver, all of its receipts directly to Bank of America until the Sinking Fund delinquency is remedied, after which time the Issuer may deal with its receipts as before the default.

MODIFICATION OF THE INDENTURE

By supplemental indenture, certain rights and obligations of the Issuer and bondholders may be modified or amended with the consent of holders of sixty-six and two-thirds percent (66-2/3%) in principal amount of Bonds then outstanding. Any modification or amendment may not (a) change the stated maturity date of principal, or of any installment of interest, (b) reduce the principal amount or interest rate, (c) impair any rights to enforce payment of the Bonds, (d) except as otherwise provided in the Indenture, create any lien prior to or on a parity with the lien of the Indenture, or (e) reduce the percentage or principal amount of the Bonds of which bondholder consents are required to take any action with respect to any Bond outstanding under the Indenture. The Indenture also permits limited changes through subsequent supplemental indentures when authorized by resolution of the Issuer’s governing board and agreed to by Bank of America.

AUTHORIZATION OF ADDITIONAL INDEBTEDNESS

Authorization of Additional Bonds of Equal Standing and Priority with an Original Series Bonds.

The Issuer will have the right, with the written consent of Bank of America to issue additional bonds (“Additional Bonds”), provided the Issuer is not in default under any material provision of the Indenture. Additional Bonds will be issued by a resolution duly adopted by the governing body of the Issuer, provided that the Additional Bonds are issued under a supplement to the Indenture. Such Additional Bonds shall be of equal standing and priority with the original series of Bonds and will be used to (A) make further improvements on the property conveyed in the Indenture, (B) retire Bonds of the original series secured hereby, or any other series of equal standing and priority (at maturity or at earlier redemption), (C) to pay off other outstanding indebtedness, and/or (D) to acquire additional property. The Issuer will not pledge any of its assets if doing so would give Bank of America and/or lenders less security.

Additional series of bonds will be permitted, whether or not the Additional Bonds are secured by a supplemental trust indenture or otherwise, based on the following limitations and conditions:

1. The Issuer will give written notice to and to the broker-dealer thirty (30) days in advance of any new bonds to be issued.

2. The aggregate principal amount of Bonds of this series, including accrued interest, together with the Additional Bonds of subsequent series outstanding or proposed to be issued, will not exceed seventy-five (75%) percent of the reasonable value of the land, buildings, and equipment owned and operated by the Issuer, together with that acquired by the application of the proceeds of the Additional Bonds, and will be included in the lien of the Indenture, together with that acquired by application of the proceeds of such Additional Bonds.

3. The total indebtedness of the Issuer, including proposed or subsequent issues, but excluding indebtedness on parsonages or manses, will not exceed six (6) times the total gross income of the Issuer and its affiliates, if any, during the twelve (12) months immediately preceding the new issue date. Gross income will not include borrowed funds or funds received from sale of any assets outside the ordinary course of business.

4. The beginning payment of the new issue added to the current payment(s) on existing indebtedness will equal or exceed interest only on the total debt.

5. The debt service payments required to repay outstanding Bonds and the Additional Bonds to be issued do not exceed

33% of the Issuer’s and its affiliates, if any, gross income during the twelve (12) months immediately preceding the new issue date; or the debt service payments required to repay outstanding Bonds and the Additional Bonds to be issued should not exceed an amount which can be serviced as to principal and interest with one-third of Issuer’s or affiliates cash flow, and/or justify incurring a larger indebtedness by demonstrating the ability to devote more cash flow to the service of indebtedness during the twelve (12) months immediately preceding the new issue date.

Additional bonds, when and if issued, will be subject to qualification procedures in accordance with the rules and regulations of those states where such bonds will be proposed to be sold and where the broker-dealer is licensed.

Additional Subordinate Indebtedness.

The Issuer may further encumber the property securing the Loans with subordinate indebtedness (see RISK FACTORS). The Issuer will not pledge any of its assets if doing so would give Bank of America and/or lenders less security.

EVENTS OF DEFAULT, NOTICE AND REMEDIES

Any of the following actions by the Issuer will constitute an event of default:

1. Failing or refusing to pay when due the principal, interest, or any sinking fund payment on the Bonds.

2. Failing or refusing to pay any taxes, assessments, insurance or claims, or to keep the subject property in repair.

3. Making an assignment for the benefit of creditors, appointing a receiver, liquidator, or trustee, petitioning for bankruptcy, reorganization, or arrangement, being adjudicated bankrupt or insolvent, or being liquidated or dissolved.

4. Failing or refusing to keep, observe, perform, carry out and execute the covenants, obligations and conditions of the Indenture and the Bonds, including, but not limited to, the Issuer's failure to provide its financial statements or certificate of compliance with all conditions and covenants of the Indenture.

Upon an event of default that is not cured within thirty (30) days, after receiving written notice of the occurrence of the event of default, Bank of America will be authorized to act in any of the following ways:

1. Declare the entire outstanding principal balance and accrued, but unpaid, interest on the Bonds to be immediately due and payable.

2. Commence a civil action to recover all payments of principal, interest and other items that are due, but have not been paid.

Bank of America is authorized to take possession of and proceed to sell the property conveyed in the Indenture as provided by law for foreclosure of mortgages and deeds of trust in the manner described in the Indenture. Bank of America is permitted to take possession, hold and manage the property; however, Bank of America is not obligated to take possession in the event of default.

The exercise of the authority granted to Bank of America by virtue of the Issuer’s default will be at the discretion of Bank of America, unless Bank of America has received (i) written notices from bondholders requesting the exercise of authority by Bank of America, and (ii) the written notices representing twenty-five (25%) percent in principal amount of all Bonds issued under the Indenture that are then outstanding and unpaid.

RELEASE AND RECONVEYANCE

The Indenture, and the estate and rights granted under the Indenture, will cease, terminate and become void if (i) the Issuer has paid or caused to be paid all sums payable by it under the terms of the Indenture, and (ii) the Issuer has paid or provided for the full payment of the principal and interest on all Bonds outstanding under the Indenture in the manner permitted by the Indenture.

SINKING FUND RESERVE ACCOUNT

Under the terms of the Indenture, the Issuer agrees to establish with Bank of America a reserve account for the purpose of providing for, in part, the debt service requirements of the Bonds and any Prior Bonds or subsequent bonds authorized by the Indenture or supplemental indenture. The initial funding of the account will be an amount equal to $3,140,000, and will be deposited with Bank of America from the Loan Proceeds (see LOAN CONTINGENCY). If the reserve account is diminished for any reason, the Issuer must replenish the account to the original amount within no more than 180 days of any reduction below the required amount. The Issuer has the option, at its own discretion, after seven years from the establishment of the reserve account, to use the funds from this account to prepay Bonds as provided in the section entitled “Prepayment Privilege” provided current sinking fund payments do not exceed 30% of the Issuer’s income, the Issuer is current on all payments, and the five year balloon due on/or before February 12, 2020 and the ten year balloon due on/or before February 12, 2025 have been paid in full.

PLAN OF DISTRIBUTION

This is a public offering and the Issuer will market the entire issue of the Bonds on a “best efforts” basis. There is no firm underwriting agreement in effect between the Issuer and Depository Bank or Financial Advisor, to purchase any of the Bonds, and Issuer does not guarantee or insure the sale of the Bonds or any portion of the Bonds. The Offering is made only by delivery of this Prospectus to investors prior to their investment. The Prospectus is duly authorized by the Issuer (see UNDERWRITING).

The Issuer’s friends and affiliates will have the first opportunity to purchase the Bonds through Bank of America. Certain maturities may not be available if acting under the authorization of the Issuer, Financial Advisor has offered specific maturities through other broker-dealers and/or institutional buyers. The Issuer will not pay commissions on Bonds purchased by its friends and affiliates. The Issuer will pay a 1% commission fee on Bonds purchased by its friends and affiliates. After the advisors have offered the Bonds to the Issuer’s friends and affiliates, it will then attempt to market the balance of the issue on a best efforts basis to the general public and to customers of its firm or through other broker-dealers. No officials or members of the Issuer will offer or sell the Bonds. The Advisors will be entitled, at the sole cost and expense of the advisor, to allow other qualified broker-dealers who are members of the National Association of Securities Dealers, Inc. (the “FINRA”) to offer the Bonds for sale in those states where the Bonds may be sold and where the broker- dealer is licensed. Bank of America and other said advisors, has no obligation to purchase any of the Bonds and has no obligation to market the Bonds other than on a best efforts basis.

MARKETING PLAN

The marketing plan for the sale of the Bonds is as follows:
Lenders’ Loans against pledged Bonds*	$2,650,000
Public Sales (best effort basis)	$22,350,000
*(see LOAN CONTINGENCY)	$25,000,000

The marketing plan, as described above, will result in the funding of Loan Proceeds on or about the Authentication Date and a first lien position of the Pledged Properties (see SECURITY). The Bonds will be sold to the general public on a “best efforts” basis.

PURCHASE OF BONDS

The Bonds will be offered at a value of par, subject to availability, and will be offered only in those states where these Offerings are permitted. If a Bond is purchased after the Authentication Date, the purchase will include accrued interest to the date of purchase. The consideration to be paid for the purchase of Bonds will be in lawful money of the United States of America by a “cash” payment (either by check or wire transfer) through a brokerage account as follows:

THROUGH A BROKERAGE FIRM - DTCC PARTICIPANT

The investors that purchase Bonds through a brokerage firm that is an eligible DTCC Participant will establish a brokerage account with a brokerage firm with the assistance of their advisor, and will instruct the brokerage firm to make the purchase on their behalf under the terms and conditions of the investor’s brokerage account agreement. The brokerage firm will transmit funds for the purchase of Bonds to Bank of America and/or the appropriate lender, as applicable, on the settlement date provided sufficient funds are on deposit in the brokerage account. A confirmation will be provided to the purchaser, providing details of the transaction and confirming book-entry only registration, under the terms and conditions of its brokerage account agreement.

THROUGH A BROKERAGE FIRM - NON-DTCC PARTICIPANT

If a Bond is purchased through a participating broker-dealer brokerage firm that is not a DTCC Participant, the investor’s purchase transaction will be conducted according to the policy and procedures of the brokerage firm, and under the terms and conditions of the investor’s account agreement. The investor will establish a brokerage account and will instruct the brokerage firm to make the purchase on their behalf under the terms and conditions of the investor’s brokerage account agreement. The brokerage firm will transmit funds for the purchase of Bonds to Bank of America and/or the appropriate lender, as applicable, on the settlement date provided sufficient funds are on deposit in the brokerage account. A confirmation will be provided to the purchaser, providing details of the transaction and confirming book-entry only registration, under the terms and conditions of its brokerage account agreement.

UNDERWRITING

The Issuer will enter into an Underwriting Agreement with the Depository Bank (The “Underwriting Agreement”). Under it the Issuer’s friends and affiliates will be given an opportunity to purchase Bonds. Certain Bond maturities may not be available if the advisor is acting under the authorization of the Issuer, has offered specific maturities through other broker-dealers and/or institutional buyers. No officials or members of the Issuer will offer or sell the Bonds. The advisors will broker any remaining Bonds to the public on a best efforts basis. The advisor has no obligation to purchase any of the Bonds, and has no obligation to market the Bonds other than on a best efforts basis. Advisor does not guarantee or insure the public sale of the Bonds or any portion of the Bonds.

Bonds will only be offered in the states where this Offering is permitted, and where the broker is licensed. The Issuer has authorized, the advisor to register these Bonds in all states as determined by. The advisor, reserves the right to allow other qualified broker-dealers who are members of FINRA to offer Bonds for sale in those states where the Bonds may be sold, and where the broker-dealer is licensed.

The Advisor makes no representation or warranties regarding the accuracy or truthfulness of any information contained in this Prospectus, including, without limitation, the status of the title or value of collateral, the adequacy of the proceeds for the purposes stated herein, cost estimates, the ability of the Issuer to pay its debt obligations, or the accuracy or reliability of the appraisal, or financial information incorporated herein.

The Issuer shall protect, defend, indemnify and hold Advisor, its counsel, agents and every person who controls or is affiliated with Bank of America., (including any broker-dealers distributing the Bonds under a Soliciting Dealers Agreement) within the meaning of Section 15 of the Securities Act of 1933, as amended, harmless against any loss, claim, liability or expense (including, without limitation, the reasonable costs of investigating and defending any such claim or liability, the reasonable counsel fees incurred in connection therewith, and any loss and expense resulting from the settlement of any such alleged claim or liability with the written consent of the Issuer) insofar as such loss, claim, liability or expense arises out of or is based upon violations of applicable securities laws or upon any other statute or the common law on the ground that the Prospectus includes any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such statement or omission was made in Bank of America upon written information furnished to the Issuer. Notwithstanding the foregoing, the applicable Administrator may deem such indemnification to be against public policy and unenforceable.

The compensation to the Advisor as Fiscal Advisor, (is that represents five percent) of the gross amount of the Bonds. In addition, the Issuer will pay commissions on all sales made by the advisor., (other than to the Issuer’s friends and affiliates) based on the gross amount of Bonds sold by Advisor, and other qualified broker-dealers as determined by FINRA. The commissions will be a minimum of zero to a maximum of $1,250,000 and will be calculated on a fixed rate of 4.5%. The Issuer will pay a commission fee of 1% on Bonds purchased by its friends and affiliates.

These fees are payable upon the funding of the lenders’ Loan Proceeds and disbursement of the funds by Depository Bank. The Issuer will also pay all reasonable out-of-pocket costs and expenses incurred by the Advisor, concerning the contemplated transaction not to exceed $15,000 whether or not the funds are disbursed by Advisor. The Issuer is also responsible for its professional expenses, including, but not limited to, the costs of title insurance, all filing and recording fees and taxes, escrow fees, fees and expenses of the Issuer’s counsel and accountants, whether or not the funds are disbursed by.

The Advisors may receive an origination fee with respect to certain arrangements made by the Advisor, for the funding of a loan or loans with certain institutional lenders in connection with this Offering (see LOAN CONTINGENCY). Such fee will be paid by the respective lender directly to Bank of America. The Issuer will not be responsible for the payment of such fee.

AFFILIATED TRANSACTIONS

There are no affiliated transactions.

PRIOR SECURITIES OFFERINGS AND PROPOSED FUTURE OFFERINGS

There have been no transactions between the Issuer and Advisors, in the past. The Issuer has entered into a Commitment for a bond offering.

CONFLICT OF INTEREST

No officials or members of the Issuer will offer or sell the Bonds. The advisor has no present or contemplated interest of any kind in the Issuer, nor has it received consideration of any kind from any supplier, contractor, appraiser or real estate broker who has or may negotiate a contract with the Issuer for the purpose of this Offering.

FUTURE TRANSACTIONS

If the Issuer decides to refinance any of the Bonds at a later date, it may, at its sole discretion, notify Bank of America, and give Bank of America and Advisors, an opportunity to make a fair and reasonable offer for the refinancing of the Bonds. The Issuer shall be under no obligation to accept the proposal of Bank of America or advisor. Any future affiliated transactions will be made or entered into on terms that are no less favorable to the Issuer than those that can be obtained from unaffiliated third parties and that any future affiliated transactions must be approved by a majority of the independent, disinterested members of the Issuer’s trustees.

FINDER’S FEES

The Issuer will have funds on deposit with Bank of America for payment of mortgage brokers (the “Originators”) services which include, but are not limited to, consulting services, efforts to obtain financing through a lender, and to analyze, process, and package documentation required to complete the financing request. The Originators are a sole and separate entity from advisors and Bank of America. The Issuer will be solely obligated to compensate the Originators for services rendered. Proceeds of this offering will not be used to compensate originators.

TRANSACTIONS BETWEEN INTERESTED PARTIES

Bank of America and the various advisors, are separate corporations organized under the laws of their state. Bank of America and various advisors enter into an agreement, and under the terms of that agreement, Bank of America will provide certain clerical assistance to in the administration of the issue after the Bonds are issued. For these services, Bank of America, will receive a fee from the issuer. Legado has a loan program that may be utilized by the Issuer to secure additional funds. In addition although incorporated as a separate entity Triangle Mobile Home Park, is a wholly owned subsidiary of the Legado. When Bonds are offered to the public, the issuer at its sole discretion, may purchase a portion of the Bonds for its investment portfolio. There is under no obligation to purchase Bonds.

STATE AND FEDERAL TAXES

No charitable deduction may be claimed as the result of the purchase of any Bonds.

Interest received by bondholders is subject to applicable state and federal income tax as ordinary income. More specifically, for federal income tax purposes, the stated interest paid on the Simple Interest Bonds, or the interest earned on the simple interest bonds will be included in the “gross income” of the bondholders, and may be subject to federal income taxation regardless of whether the interest is paid or accrued for later payment. In February of each year, the bondholder will receive the required IRS 1099 forms for interest earned. The bondholder will receive an IRS 1099 form each year from purchase to the year the Bond matures or is called in for early redemption. Any gain or loss on the sale or exchange of a Bond is subject to applicable state and federal income tax laws.

THE ABOVE DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR OWNER OF BONDS. ACCORDINGLY, PURCHASERS OF BONDS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE BONDS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

LITIGATION AND OTHER MATERIAL TRANSACTIONS

There are no pending or threatened material legal proceedings or proceedings known to be contemplated by governmental authorities, administrative bodies or other persons (entities), to which the Issuer and/or its leaders, officers, directors or trustees are or may be party, or to which any of the Issuer’s property is or may be subject that (i) in any way questions or affects the validity of the Bonds, or any proceedings and transactions relating to their issuance, sale and delivery, or (ii) would, if adversely determined, cause any material adverse change in the financial condition of the Issuer.

LEGAL MATTERS

The law firm of Paris and Paris (the “Firm”), issued an opinion of counsel attesting to the authority of the Issuer to issue the Bonds, and mortgage its property to secure the Bonds, and stating that the Bonds will be a valid, legal and binding obligation of the Issuer in accordance with the Issuer’s governing documents. The Attorney did not review the accuracy or reliability of the financial statements, and did not review for compliance with any state or federal laws applicable to the sale of these securities or any other information included in this Prospectus. The Firm is independent of the Issuer and an attorney at the Firm representing the Issuer in the Bond transaction is a current member of the Issuer’s.

INDEPENDENT AUDITOR

The financial statements of the Issuer included in this Prospectus for the periods indicated were prepared by the issuer.

INDEPENDENT APPRAISER

A competitive market analysis and appraisal was conducted in March 2015 By CBRE/Martin which places the current market value of said property at between $2,460,000 and $2,650,000

ENVIRONMENTAL CONSULTANT

The Phase I Environmental Site done to date will be completed prior to purchase of said mobile parks.

ADDITIONAL INFORMATION

All information in this Prospectus was obtained from sources that are believed to be reliable; however, all the information is subject in all respects to the complete body of information contained in the original sources. No guaranty, warranty or other representation is made by the Fiscal Advisor respecting the accuracy and completeness of the information.

The statements in this Prospectus relative to the provisions of the Bonds, the Indenture and the Deed of Trust are summaries only and do not purport to be complete. Copies of the Indenture and the Deed of Trust are on file with Bank of America, the Issuer and Bank of America. Reference is made to such documents for a full and complete statement of their respective opinions. An investor may inspect a copy of each document referred to herein at the office of the Issuer during regular business hours.

Certain additional information concerning the Issuer and this Offering may be examined during normal business hours at the office of the Issuer.

INVESTOR’S REPORTS

Financial statements will be available to investors annually upon request in future years while any bonds are outstanding, and may be obtained by written request to the Issuer. The Issuer’s financial business is based on a fiscal year. Subsequent unaudited financial statements will be available to bondholders upon request.

The Indenture may require Bank of America to provide information and notices to investors on a periodic basis.